================================================================================

                                                Free translation of an original
                                                version written and expressed in
                                                Spanish


                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"

                              FINANCIAL STATEMENTS
                        for the nine months period ended
               September 30, 2006, presented in comparative format

================================================================================

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                    CONTENTS
                 FINANCIAL STATEMENTS AND LIMITED REVIEW REPORT
                  For the nine months ended September 30, 2006
                        presented in comparative format.
                       REPORT OF THE SUPERVISORY COMMITTEE
                  For the nine months ended September 30, 2006
                              System established by
     Technical Regulations (N.T. 2001) of the National Securities Commission

Heading                                                                        1

Consolidated Balance Sheet                                                     2

Consolidated Memorandum Accounts                                               5

Consolidated Income Statement                                                  6

Consolidated Statement of Cash Flows                                           8

Notes to Consolidated Financial Statements                                     9

Balance Sheet                                                                 47

Income Statement                                                              48

Statement of Shareholders' Equity                                             49

Statement of Cash Flows                                                       50

Notes to the Financial Statements                                             51

Schedules                                                                     63

Information  required in addition to the Notes to Financial Statements by
Section 68 of the Buenos Aires Stock Exchange regulations                     70

Supplementary  and  Explanatory  Statement by the Board of Directors
required by Section 2 of the  Accounting Documentation Regulations of
the Cordoba Stock Exchange Regulations                                        72

Informative Review                                                            74

Report of the Supervisory Committee

Limited review report

Company's Name:                                 GRUPO FINANCIERO GALICIA S.A.
                                             "Corporation which has not adhered
                                               to the Optional System for the
                                             Mandatory Acquisition of Shares in
                                                     a Public Offering"

Legal domicile:                              Tte. Gral. Juan D. Peron No. 456 -
                                             2nd floor Autonomous
                                             City of Buenos Aires

Principal line of business:                  Financial and Investment Activities

                                8th Fiscal period
                   For the nine-month period commenced January
                     1, 2006, and ended September 30, 2006,
                        presented in comparative format.

            DATE OF REGISTRATION WITH THE COMMERCIAL COURT OF RECORD

Of bylaws:                                   September 30, 1999

Date of latest amendment to bylaws:          June 26, 2006.

Registration number with the Argentine
Superintendency of Corporations:             11,891

Sequential Number - Corporation Control
Authority:                                   1,671,058

Date of expiry of Company's bylaws:          June 30, 2100

Name of the Controlling Company:             EBA HOLDING S.A.

Principal line of business:                  Financial and Investment Activities

Interest held by the Controlling
Company in the Shareholders' equity
as of 09.30.06:                              22.65 %

Percentage of votes to which the
Controlling Company is entitled
as of 09.30.06:                              59.42 %


    Capital status as of 09.30.06 (Notes 7 y 14 to the Financial Statements)
                     (figures stated in thousands of pesos)

                                     Shares
                                           Voting rights
Number                   Class               per share           Subscribed           Paid in
--------------   ---------------------   ------------------   -----------------   --------------
                 Ordinary class "A",
281,221,650      face value of 0.001             5                     281,222           281,222
                 Ordinary class "B",
958,571,092      face value of 0.001             1                     958,571           958,571
                 Ordinary class "B",
                 face value of 0.001
1,614,275        held in portfolio               1                       1,614             1,614
1,241,407,017                                                         1,241,407        1,241,407

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
               CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2006
                             AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                    09.30.06       12.31.05
                                                                                  ------------    ------------
ASSETS
                                                                                  ------------    ------------
  CASH AND DUE FROM BANKS                                                            1,629,419       1,041,158
                                                                                  ------------    ------------
    - Cash                                                                             511,294         552,495
    - Banks and correspondents                                                       1,118,125         488,663
                                                                                  ------------    ------------
  GOVERNMENT AND CORPORATE SECURITIES                                                3,456,432       5,971,756
                                                                                  ------------    ------------
    - Holdings of investment account securities                                        514,578         650,924
    - Holdings of trading securities                                                    26,606          21,229
    - Government securities without quotation                                        2,795,216       4,591,071
    - Securities issued by the Argentine Central Bank                                  118,761         704,467
    - Investments in quoted corporate securities                                         1,632           4,418
    - Allowances                                                                          (361)           (353)
                                                                                  ------------    ------------
  LOANS                                                                             11,149,706      10,555,176
                                                                                  ------------    ------------
    - To the non-financial public sector                                             4,348,578       5,235,869
    - To the financial sector                                                          110,873         128,203
    - To the non-financial private sector and residents abroad                       7,006,288       5,619,015
      - Overdrafts                                                                     643,912         222,779
      - Promissory notes                                                             2,052,005       1,836,887
      - Mortgage loans                                                                 628,939         503,397
      - Pledge loans                                                                    54,497         121,095
      - Consumer loans                                                                 408,748         258,015
      - Credit card loans                                                            2,053,065       1,732,114
      - Other                                                                        1,044,761         812,587
      - Accrued interest, adjustments and quotation differences receivable             148,563         146,839
      - Documented interest                                                            (28,048)        (14,684)
      - Unallocated collections                                                           (154)            (14)
      - Allowances                                                                    (316,033)       (427,911)
                                                                                  ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                               7,187,004       6,162,381
                                                                                  ------------    ------------
    - Argentine Central Bank                                                           134,496         108,819
    - Amounts receivable for spot and forward sales to be settled                       55,820         264,170
    - Securities receivable under spot and forward purchases to be settled             949,367         270,476
    - Negotiable obligations without quotation                                          27,156          41,403
    - Balances from forward transactions without delivery of under. asset to be
       settled                                                                          25,016             709
    - Other receivables not included in the debtor classification regulations        5,685,072       5,332,201
    - Other receivables included in the debtor classification regulations              330,842         177,439
    - Accrued interest  receivable not included in the debtor classification
       regulations                                                                       1,254           1,471
    - Accrued interest receivable included in the debtor classification
       regulations                                                                       1,014             935
   -Allowances                                                                         (23,033)        (35,242)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
   CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                         09.30.06      12.31.05
                                                        ----------    ----------
ASSETS UNDER FINANCIAL LEASES                              157,161       191,176
                                                        ----------    ----------
  - Assets under financial leases                          159,141       193,697
  - Allowances                                              (1,980)       (2,521)
                                                        ----------    ----------
EQUITY INVESTMENTS                                          64,442        85,120
                                                        ----------    ----------
  - In financial institutions                                3,091         3,088
  - Other                                                  106,218       113,336
  - Allowances                                             (44,867)      (31,304)
                                                        ----------    ----------
MISCELLANEOUS RECEIVABLES                                  559,521       447,879
                                                        ----------    ----------
  - Receivables for assets sold                                 77            85
  - Tax on minimum presumed income - Tax credit            207,024       170,989
  - Other                                                  429,863       354,360
  - Accrued interest on receivables for assets sold              -             6
  - Other accrued interest and adjustments receivable           62            65
  - Allowances                                             (77,505)      (77,626)
                                                        ----------    ----------
BANK PREMISES AND EQUIPMENT                                485,308       484,198
                                                        ----------    ----------
MISCELLANEOUS ASSETS                                       254,215       199,152
                                                        ----------    ----------
INTANGIBLE ASSETS                                          490,352       490,360
                                                        ----------    ----------
  - Goodwill                                                69,954        85,003
  - Organization and development expenses                  420,398       405,357
                                                        ----------    ----------
UNALLOCATED ITEMS                                            3,951         1,678
                                                        ----------    ----------
OTHER ASSETS                                                10,982         5,690
                                                        ----------    ----------
TOTAL ASSETS                                            25,448,493    25,635,724
                                                        ==========    ==========

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
   CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                    09.30.06       12.31.05
                                                                                  ------------   ------------
LIABILITIES
                                                                                  ------------   ------------
  DEPOSITS                                                                          10,412,701      8,421,660
                                                                                  ------------   ------------
    - Non-financial public sector                                                       62,686         90,341
    - Financial sector                                                                 199,305          6,201
    - Non-financial private sector and residents abroad                             10,150,710      8,325,118
       - Current accounts                                                            1,790,903      1,639,766
       - Savings accounts                                                            2,367,837      2,211,436
       - Time deposits                                                               5,637,993      4,186,018
       - Investment accounts                                                             4,039            158
       - Other                                                                         222,686        192,584
       - Accrued interest and quotation differences payable                            127,252         95,156
                                                                                  ------------   ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                              11,983,959     14,413,713
                                                                                  ------------   ------------
    - Argentine Central Bank                                                         6,299,928      8,611,909
       - Other                                                                       6,299,928      8,611,909
    - Banks and international entities                                                 842,632        762,055
    - Unsubordinated negotiable obligations                                          2,537,045      3,052,434
    - Amounts payable for spot and forward purchases to be settled                     561,168        222,729
    - Securities to be delivered under spot and forward sales to be settled             55,953        266,071
    - Loans from domestic financial institutions                                       294,060        220,422
    - Balances from forward transactions without delivery of under. asset to be
       settled                                                                          24,859            418
    - Other                                                                          1,279,735      1,152,433
    - Accrued interest and quotation  differences payable                               88,579        125,242
                                                                                  ------------   ------------
  MISCELLANEOUS LIABILITIES                                                            194,655        268,740
                                                                                  ------------   ------------
    - Directors' and syndics' fees                                                       2,508          3,438
    - Other                                                                            192,147        265,301
    - Adjustments and accrued interest payable                                               -              1
                                                                                  ------------   ------------
  PROVISIONS                                                                           169,637        254,351
                                                                                  ------------   ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                  757,699        431,024
                                                                                  ------------   ------------
  UNALLOCATED ITEMS                                                                      6,577          3,915
                                                                                  ------------   ------------
  OTHER LIABILITIES                                                                     65,206         70,046
                                                                                  ------------   ------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                157,948        145,499
                                                                                  ------------   ------------
  TOTAL LIABILITIES                                                                 23,748,382     24,008,948
                                                                                  ============   ============
SHAREHOLDERS' EQUITY                                                                 1,700,111      1,626,776
                                                                                  ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          25,448,493     25,635,724
                                                                                  ============   ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                        CONSOLIDATED MEMORANDUM ACCOUNTS
                 As of September 30, 2006 and December 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                    09.30.06       12.31.05
                                                                                  ------------   ------------
DEBIT                                                                               22,016,361     25,637,579
                                                                                  ============   ============
CONTINGENT                                                                          13,524,917     17,708,061
                                                                                  ------------   ------------
  Loans obtained                                                                        56,149        221,713
  Guarantees received                                                                9,719,953     11,235,068
  Others not included in the debtor classification regulations                          10,500         10,500
  Contingencies re. contra items                                                     3,738,315      6,240,780
                                                                                  ------------   ------------
CONTROL                                                                              7,824,227      7,327,531
                                                                                  ------------   ------------
  Uncollectible loans                                                                  653,341        569,180
  Other                                                                              6,969,055      6,564,913
  Control re. contra items                                                             201,831        193,438
                                                                                  ------------   ------------
DERIVATIVES                                                                            582,940        457,374
                                                                                  ------------   ------------
  "Notional" value of forward transactions without delivery of
    underlying asset                                                                    54,271         12,125
   Derivatives re. contra items                                                        528,669        445,249
                                                                                  ------------   ------------
TRUST ACCOUNTS                                                                          84,277        144,613
                                                                                  ------------   ------------
  Trust funds                                                                           84,277        144,613
                                                                                  ------------   ------------
CREDIT                                                                              22,016,361     25,637,579
                                                                                  ============   ============
CONTINGENT                                                                          13,524,917     17,708,061
                                                                                  ------------   ------------
  Loans granted (unused balances)                                                      512,020        397,714
  Guarantees granted to the Argentine Central Bank                                   2,720,111      5,483,982
  Other guarantees granted included in the debtor classification regulations           109,634        223,055
  Other guarantees granted not included in the debtor classification regulations       166,879         21,740
  Others included in the debtor classification regulations                             177,069         78,237
  Others not included in the debtor classification regulations                          52,602        125,202
  Contingencies re. contra items                                                     9,786,602     11,378,131
                                                                                  ------------   ------------
CONTROL                                                                              7,824,227      7,327,531
                                                                                  ------------   ------------
  Checks and drafts to be credited                                                     201,656        193,267
  Other                                                                                138,917         35,537
  Control re. contra items                                                           7,483,654      7,098,727
                                                                                  ------------   ------------
DERIVATIVES                                                                            582,940        457,374
                                                                                  ------------   ------------
  "Notional" value of put options written                                              197,373        184,801
  "Notional" value of forward transactions without delivery of
    underlying asset                                                                   331,296        260,448
   Derivatives re. contra items                                                         54,271         12,125
                                                                                  ------------   ------------
TRUST ACCOUNTS                                                                          84,277        144,613
                                                                                  ------------   ------------
  Trust liabilities re. contra items                                                    84,277        144,613
                                                                                  ============   ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
               For the nine-month period commenced January 1, 2006
                   and ended September 30, 2006, presented in
                 comparative format with the same period of the
                              previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                   09.30.06     09.30.05
                                                                                  ----------   ----------
FINANCIAL INCOME                                                                   1,821,078    1,719,588
  Interest on cash and due from banks                                                    320           41
  Interest on loans granted to the financial sector                                    1,855        2,203
  Interest on overdrafts                                                              48,714       28,435
  Interest on promissory notes                                                       142,522       85,400
  Interest on mortgage loans                                                          49,667       60,011
  Interest on pledge loans                                                             9,866        7,547
  Interest on credit card loans                                                      191,509      161,103
  Interest on other loans                                                             69,252       21,276
  Net income from government and corporate securities                                327,593      206,465
  Interest on other receivables resulting from financial brokerage                   137,235      120,243
  Net income from secured loans - Decree No. 1387/01                                 148,207      149,407
  CER adjustment                                                                     580,560      816,129
  Other                                                                              113,778       61,328
                                                                                  ----------   ----------
FINANCIAL EXPENSES                                                                 1,428,879    1,349,477
                                                                                  ----------   ----------
  Interest on current account deposits                                                16,807       10,707
  Interest on savings account deposits                                                 2,855        3,464
  Interest on time deposits                                                          206,472       95,917
  Interest on financing from the financial sector                                      4,095        2,950
  Interest on other liabilities resulting from financial brokerage                   239,770      197,703
  Other interest                                                                     214,658      250,233
  CER adjustment                                                                     571,049      742,055
  Other                                                                              173,173       46,448
                                                                                  ----------   ----------
GROSS FINANCIAL MARGIN                                                               392,199      370,111
                                                                                  ==========   ==========
LOAN LOSS PROVISIONS                                                                  84,640       55,539
                                                                                  ----------   ----------
INCOME FROM SERVICES                                                                 603,169      461,954
                                                                                  ----------   ----------
  In relation to lending transactions                                                172,440      129,791
  In relation to borrowing transactions                                              157,482      127,600
  Other commissions                                                                   10,869       12,461
  Other                                                                              262,378      192,102
                                                                                  ----------   ----------
EXPENSES FOR SERVICES                                                                123,960       81,557
                                                                                  ----------   ----------
  Commissions                                                                         56,682       38,634
  Other                                                                               67,278       42,923

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
               For the nine-month period commenced January 1, 2006
                   and ended September 30, 2006, presented in
      comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                   09.30.06      09.30.05
                                                                                  ----------    ----------
ADMINISTRATIVE EXPENSES                                                              696,187       558,910
                                                                                  ----------    ----------
  Personnel expenses                                                                 360,261       283,371
  Directors' and syndics' fees                                                         4,029         4,005
  Other fees                                                                          26,167        21,520
  Advertising and publicity                                                           58,549        47,130
  Taxes                                                                               35,459        25,876
  Other operating expenses                                                           158,932       135,452
  Other                                                                               52,790        41,556
                                                                                  ----------    ----------
NET INCOME FROM FINANCIAL BROKERAGE                                                   90,581       136,059
                                                                                  ==========    ==========
MINORITY INTERESTS RESULT                                                            (17,692)      (28,369)
                                                                                  ----------    ----------
MISCELLANEOUS INCOME                                                                 200,643       258,615
                                                                                  ----------    ----------
   Net income from equity investments                                                      -         5,455
   Default interests                                                                     738           666
   Loans recovered and allowances reversed                                           107,048       149,200
   CER adjustment                                                                         97         7,331
   Other                                                                              92,760        95,963
                                                                                  ----------    ----------
MISCELLANEOUS LOSSES                                                                 119,544       282,193
                                                                                  ----------    ----------
   Net income from equity investments                                                 13,209             -
   Default interests and charges in favor of the Argentine Central Bank                  571             9
   Loan loss provisions for miscellaneous receivables and other provisions            37,028        63,562
   CER adjustment                                                                          -           520
   Amortization of differences arising form court resolutions                              -        99,526
   Other                                                                              68,736       118,576
                                                                                  ----------    ----------
NET INCOME / (LOSS) BEFORE INCOME TAX                                                153,988        84,112
                                                                                  ----------    ----------
INCOME TAX                                                                            80,653         4,433
                                                                                  ----------    ----------
INCOME FOR THE PERIOD                                                                 73,335        79,679
                                                                                  ==========    ==========

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               For the nine-month period commenced January 1, 2006
                   and ended September 30, 2006, presented in
                 comparative format with the same period of the
                              previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                               09.30.06       09.30.05
                                                                             ------------    ------------
CHANGES IN CASH
  Cash and due from banks at beginning of fiscal year                           1,041,158         988,669
  Increase in funds                                                               588,261           7,213
                                                                             ------------    ------------
  Cash and due from banks at period end                                         1,629,419         995,882
                                                                             ============    ============
REASONS FOR CHANGES IN CASH
  Financial income collected                                                      778,662         904,259
  Income from services collected                                                  606,962         461,698
LESS
  Financial expenses paid                                                        (552,555)       (390,815)
  Expenses for services paid                                                     (123,740)        (77,643)
  Administrative expenses paid                                                   (641,967)       (497,476)
                                                                             ------------    ------------
  Funds provided by operating activities                                           67,362         400,023
                                                                             ============    ============
OTHER SOURCES OF CASH
  Increase in deposits, net                                                     1,930,445       1,609,032
  Decrease in government and corporate securities, net                          1,928,964               -
  Other sources of cash                                                           125,253         102,428
                                                                             ------------    ------------
Total sources of cash                                                           3,984,662       1,711,460
                                                                             ------------    ------------
OTHER USES OF CASH
  Increase in government and corporate securities, net                                  -        (205,509)
  Increase in loans, net                                                         (427,542)       (912,565)
  Increase in other receivables resulting from financial brokerage, net           (44,755)       (126,216)
  Increase in other assets, net                                                  (253,553)       (122,273)
  Decrease in other liabilities resulting from financial brokerage, net        (2,482,373)       (534,735)
  Decrease in other liabilities, net                                             (158,218)        (70,942)
  Other uses of cash                                                              (97,322)       (132,030)
                                                                             ------------    ------------
Total uses of cash                                                             (3,463,763)     (2,104,270)
                                                                             ------------    ------------
  Increase in funds                                                               588,261           7,213
                                                                             ============    ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          For the nine-month period commenced January 1, 2006 and ended
              September 30, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1:   PRESENTATION OF FINANCIAL STATEMENTS

          The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("CNV"). As required by the abovementioned regulations, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the said Bank's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.

          These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of FACPCE. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

          Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

          The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

          a.   FINANCIAL STATEMENT CONSOLIDATION

               The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

               Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by the Bank.

          b.   CONSISTENCY OF ACCOUNTING PRINCIPLES

               Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 item c.2. to the financial statements).

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

               b.1.-FOREIGN CURRENCY ASSETS AND LIABILITIES

               These are stated at the US dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

               As of September 30, 2006, December 31, 2005 and September 30, 2005, balances in US dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.1043, $
               3.0315 y $ 2.9125, respectively) set by the Argentine Central
               Bank.

               In the case of foreign currencies other than the US dollar, figures have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

               b.2.-GOLD BULLION

               Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               b.3.-GOVERNMENT AND CORPORATE SECURITIES b.3.a.-GOVERNMENT SECURITIES
               I) Holdings in investment accounts:
               These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at their "technical value" (the adjustment balance of each instrument according to contractual conditions).

               The same criterion was applied to the holdings used in repo transactions and receivable bonds recorded under "Other Receivables Resulting from Financial Brokerage and under Miscellaneous receivables".

               If the position in these securities and the balances to be received recorded under the abovementioned captions not used as collateral for the subscription of the Hedge Bond had been marked to market, a decrease in shareholders' equity of approximately $ 290,734 and $ 463,928 would have been recorded as of September 30, 2006 and December 31, 2005, respectively.

               II) Holdings of trading securities:
               These are recorded at the closing price for each security at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

               III) Without quotation:
               As of September 30, 2006 and December 31, 2005, the Bank carries the following holdings:

               a) Secured Bonds in Pesos

               Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government's debt, pursuant to the provisions of Decree No. 1579/02, receiving Provincial Secured Bonds ("BOGAR") in exchange for its loans.

               As of September 30, 2006, considering that these holdings are allocated as collateral for the advance for the subscription of the Hedge Bond, these holdings have been valued at the value admitted for assets used for those purposes by Argentine Central Bank's regulations.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE  2:  (Continued)

               As of December 31, 2005, holdings not used as collateral for the abovementioned advance, were valued at the lowest value that stems from comparing its "present" and "technical" value as defined in item b.4. The market value as of such date was below book value by approximately $ 67,354.

               b) Discount Bonds and GDP-Linked Negotiable Securities
               Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, for a face value of US$ 280,471 thousand, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

               As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

               As of September 30, 2006 and December 31, 2005, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds' cash flow at that date. This valuation is reduced in the amount of perceived payments, and accrued interest is not recognized. Had these securities been valued at market price, the shareholders' equity would have been reduced by approximately $ 323,295 and $ 383,968 as of September 30, 2006 and December 31, 2005 respectively.

               c) At the end of the previous fiscal year, the Fiscal Tax Credit Certificates were recorded at technical value, given that they may be used for tax payments during this period.

               IV) Securities issued by the Argentine Central Bank:
               These securities were valued at the period/ fiscal year-end closing price for each security.

               Those securities without quotation have been increased on an exponential basis according to their internal rate of return.

               b.3.b.-INVESTMENTS IN QUOTED CORPORATE SECURITIES
               These securities are valued at the period/ fiscal year-end closing price, less estimated selling costs, when applicable.

               b.4.-SECURED LOANS

               On November 6, 2001, within the framework of Decree No. 1387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded under "Loans - Non-Financial Public Sector".

               At the issue date of these financial statements, their estimated realizable value exceeds the book value by $ 5,500 approximately. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate for instruments of the same issuer.

               In accordance with Argentine Central Bank's regulations, Secured Loans have been recorded at the lower of their "present value" and their "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of September 30, 2006, was 4.73% and, as of December 31, 2005, 4%. The "technical value" is the adjusted amount of each instrument under contractual conditions.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE  2:  (Continued)

               Banco de Galicia y Buenos Aires S.A. has recognized in the income statement the effect resulting from the application of this criterion.

               As of September 30, 2006 said loans are mainly allocated as collateral for financial assistance from the Argentine Central Bank pursuant to Decrees No. 739/03, 1262/03 and supplementary regulations.

               b.5.-ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE
               DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE RETURNS For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

               As indicated in Note 16.1 of the consolidated financial statements for liabilities originally denominated in foreign currency and converted into pesos, the adjustment from the application of the CER was accrued in accordance with legal regulations or contractual conditions.

               b.6.-FINANCIAL TRUST DEBT SECURITIES AND PARTICIPATION
               CERTIFICATES
               The debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased, according to their internal rate of return. Financial trusts participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.

               b.7.-NEGOTIABLE OBLIGATIONS WITHOUT QUOTATION
               The holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

               b.8.-ASSETS UNDER FINANCIAL LEASES
               Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

               b.9. - EQUITY INVESTMENTS
               b.9.a. - IN FINANCIAL INSTITUTIONS, COMPLEMENTARY AND AUTHORIZED ACTIVITIES
               - CONTROLLED
               Argentine:
               These investments have been valued according to the equity method.

               Banco de Galicia y Buenos Aires S.A. equity investment in Banelco S.A. as of September 30, 2006, is valued under the equity method, based on this company's June 30, 2006 financial statements, because at the date of these financial statements, more recent audited financial statements were not available. Furthermore, the important developments that had an impact on this company's financial condition and results after that date have been recognized.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               Foreign:
               Galicia (Cayman) Limited and Banco Galicia Uruguay S.A. have been valued according to the equity method, on the basis of financial statements originally issued in foreign currency.

               The conversion into pesos was made in accordance with the following:

               a. Assets and liabilities were converted into pesos according to item b.1.

               b. Allotted capital has been computed for the amounts actually disbursed restated.

               c. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.

               d. Earnings for the period were determined as the difference between the accumulated earnings at the beginning of the fiscal year, net of distributions of cash dividends, and the accumulated earnings at the end of the period.

                    The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of the current period.

               e. The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1 above, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

               Foreign:
               Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their nominal value.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               b.9.b.-IN OTHER COMPANIES
               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

               In the case of Inversora Nihuiles S.A. and Inversora Diamante S.A., their book value at period end does not exceed the probable realizable value, which results from the purchase offer received and accepted. (See Note 5 item I) e.).

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               Foreign:
               These are stated at cost, plus stock dividends recognized at their face value.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               b.10.-BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate properties derived from a technical revaluation made in 1981, less accumulated depreciation.

               The depreciation of these assets is determined based on their estimated useful lives, expressed in months.

               The residual value of the assets, taken as a whole, does not exceed their combined market value.

               The residual value of the assets, taken as a whole, does not exceed their combined market value.

               b.11.-OTHER MISCELLANEOUS ASSETS

               These assets are valued at their restated acquisition cost (see
               Note 1 above), less the corresponding accumulated depreciation.

               For those miscellaneous assets earmarked for sale and acquired through foreclosures, the effects of the variation in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition. above.

               b.12.-INTANGIBLE ASSETS
               Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

               Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and development expenses".

               Effective March 2003, the Argentine Central Bank the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements)

               Effective December 2005, through Communique "A" 4439 and complementary ones, the Argentine Central Bank authorized financial institutions having granted, as from that date, new commercial loans with an average life of more than 2 years to defer the charge to income related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of the financial institutions computable regulatory capital ("RPC").

               In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal, and consecutive installments.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               As of September 30, 2006 and December 31, 2005, the accumulated amount of deferred amortizations is $ 114,315 and $ 11,256 respectively.

               b.13.-ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS
               These have been established based upon the estimated uncollectibility risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

               b.14.-INCOME TAX
               As of September 30, 2006, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method.

               b.15.-TAX ON MINIMUM PRESUMED INCOME
               Pursuant to Section 13 of Law No. 25063, as amended by Law No. 25360, payments on account of the Minimum Presumed Income Tax, not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years.

               The recognition of this deferred asset and its realizability stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with Argentine Central Bank regulations.

               Below is a detail of Banco de Galicia y Buenos Aires S.A.'s tax credits outstanding and their probable offsetting date:

                             Date of        Probable
               Tax credit  generation   offsetting date

                11,702        2001            2010
                45,158        2002            2010
                43,004        2003            2010
                42,037        2004            2010
                46,126        2005            2010
                16,617        2006            2010

               In addition to the statement made in preceding paragraphs, as of September 30, 2006, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 1,772 for the Tax on Minimum Presumed Income, while as of December 31, 2005, this amount was $ 1,615.

               b.16.-SEVERANCE PAYMENTS
               Banco de Galicia y Buenos Aires S.A. directly allocates severance payments to expenses.

               The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

          c. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES

               On August 10, 2005, the CPCECABA passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to
               4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the CNV adopted with certain amendments CPCECABA's C.D. 93/2005.

               Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/2006, the CPCECABA approved Technical Resolution No. 23 of the FACPCE, effective mandatory for fiscal years beginning on and after July 1, 2006. Its application in advance is admitted.

               As the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP in force in the Autonomous City of Buenos Aires.

               The main differences between Argentine Central Bank regulations and Argentine GAAP in force in the Autonomous City of Buenos Aires are detailed below:

               c.1.-VALUATION CRITERIA

               c.1.a.-ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD
               Banco de Galicia y Buenos Aires S.A. determines the Income Tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

               Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated. At the date these financial statements were prepared, the application of this criterion would not have a significant impact on the Banco de Galicia y Buenos Aires S.A.'s financial condition.

               c.1.b.-VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS

               c.1.b.1.-SECURED LOANS AND BONDS
               On November 6, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for National Secured Loans which, as of September 30, 2006 and December 31, 2005, are recorded under "Loans - Non-Financial Public Sector". Furthermore, Banco de Galicia y Buenos Aires S.A. and the "Fondo Fiduciario para el Desarrollo Provincial" (FFDP) exchanged loans to provincial governments for BOGAR which, as of September 30, 2006 and December 31, 2005, are recorded under "Government Securities without Quotation". As of such dates, Banco de Galicia y Buenos Aires S.A. valued those assets at the lower of present or technical value, as established by the Argentine Central Bank, except for those used as collateral for the advance for the subscription of the Hedge Bond, which were recorded at the value admitted for assets used for such purpose.

               Under the provisions of C.D. Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:

               a) Secured Loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               Had the Banco de Galicia y Buenos Aires S.A.'s Secured Loans been valued at the closing price of the securities exchanged as of November 6, 2001, the shareholders' equity would have decreased, at that date, by $ 446,688.

               At the issue date of these financial statements, their estimated realizable value exceeds the book value by approximately $ 5,500.

               b) Bogar: at market value.

               The aforementioned assets are allocated as collateral for financial assistance from the Argentine Central Bank and the advance for the subscription of the Hedge Bond and their cash flows are expected to be used to settle those debts. For this reason, the variations in their current values should not have any negative effect on the Bank's financial condition, except for those that would lead to the reversal of the abovementioned assets allocated as collateral as such.

               c.1.b.2.-FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON DEPOSITS
               As disclosed in Note 16 item 16.1 of the consolidated financial statements, as of September 30, 2006, Banco de Galicia y Buenos Aires S.A. records an asset for $ 359,148 under "Intangible Assets - Organization and Development Expenses", for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree No. 214/02 and complementary regulations. Under Argentine GAAP, such asset may be recorded as a credit but its valuation should be based upon the best estimate of the recoverable amounts.

               c.1.b.3.-COMPENSATION, PER SECTIONS 28 AND 29 OF DECREE NO. 905/2002 OF THE NATIONAL EXECUTIVE BRANCH
               As of September 30, 2006 and December 31, 2005, Banco de Galicia y Buenos Aires S.A. records the government securities received and to be received in connection with the compensation established by Sections 28 and 29 of National Executive Branch's Decree No. 905/02, under the captions "Government Securities - Holdings in Investment Accounts," "Other Receivables Resulting from Financial Brokerage - Other Receivables not Included in the Debtor Classification Regulations" and "Forward Purchases of Government Securities under Agreements to Repurchase," and "Miscellaneous Receivables," respectively.

               Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in item b.3.a.I) above.

               At the date of preparation of these financial statements, the market value of the "BODEN 2012" is approximately 92% of its technical value.

               c.1.b.4.-ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR
               Current Argentine Central Bank regulations on the establishment of allowances provide that credits against the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

               c.1.b.5.-DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE SECURITIES Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) b) states the effect resulting from the differences in the valuation criteria.

               c.1.c.-CONVERSION OF FINANCIAL STATEMENTS
               The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               statements, made in accordance with Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

               a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and

               b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at fiscal year-end currency, when corresponding, due to the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be.

               The application of this criterion instead of that mentioned in item b. of this Note does not have a significant impact on Banco de Galicia y Buenos Aires S.A. financial statements.

               c.1.d.-RESTRUCTURED LOANS AND LIABILITIES
               Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

               Pursuant to Argentine GAAP, those restructured loans and liabilities for which the modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations of the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

               c.2.-STATEMENT OF CASH FLOWS
               The statement of cash flows has been prepared following the criterion established by the Argentine Central, which differs from that of Technical Pronouncement No. 19 by F.A.C.P.C.E.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

          The basic information regarding the controlled companies is presented in Note 9 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

          Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   (Continued)


          In July 2006 the Board of Directors of Net Investment S.A. together with the Board of Directors of B2Agro S.A. and Tradecom Argentina S.A., decided to merge both companies retroactive to July 1, 2006. On August 14, the Extraordinary Shareholders' Meetings approved the pre merger commitment required by Section 83(degree) of the Law on Corporations. Subsequently, they approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A., being Net Investment S.A. the merged company that shall purchase the whole of B2Agro S.A. and Tradecom Argentina S.A. equity and these two Companies shall dissolve without liquidation.

          Net Investment S.A.'s financial statements in turn, have been consolidated on a line-by-line basis with the financial statements of B2Agro S.A. and Tradecom Argentina S.A. As of September 30, 2006, Net Investment S.A. held the following percentages:

          Issuing Company                 Capital %    Votes %
          -----------------------         ---------    -------
          B2Agro S.A.                        100.00     100.00
          Tradecom Argentina S.A.            100.00     100.00

          Sudamericana Holding S.A.'s results have been adapted to cover a nine-month period as of June 30, 2006, for consolidation purposes. This company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Cia. de Seguros S.A. On February 8 the representatives of Galicia Vida Compania de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A., subscribed the pre merger commitment pursuant to which the former absorbs the assets, liabilities, and Shareholders' equity of Galicia Patrimoniales Compania de Seguros S.A., in force as from July 1, 2006. This merger was approved by the Regulatory Authority on July 7, 2006 through Resolution No. 31,217, and was recorded before the Inspection Board of Legal Entities on September 25, 2006, under Record Number 15,324 of Book 32. As of June 30, 2006, Sudamericana Holding S.A. held the following percentages:

          Issuing Company                              Capital %   Votes %
          ------------------------------------------   ---------   -------
          Galicia Retiro Cia. de Seguros S.A.              99.99     99.99
          Galicia Vida Cia. de Seguros S.A.                99.99     99.99
          Sudamericana Asesores de Seguros S.A.            99.97     99.97
          Galicia Patrimoniales Cia. de Seguros S.A.       99.99     99.99

          Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies detailed below:


                                              As of September 30, 2005
          -----------------------------------------------------------------------------------------------
                                                            Shares                 Percentage held in
                                                   --------------------------   -------------------------
                                                                                  Total       Possible
                    Issuing Company                   Class         Number       Capital        Votes
          --------------------------------------   -----------   ------------   ---------   -------------
          Banco Galicia Uruguay S.A.                Ordinary        2,591,600(*)   100.00          100.00
                                                     shares
          Tarjetas Regionales S.A.                  Ord. book     207,586,358      100.00          100.00
                                                     entry
          Galicia Factoring y Leasing S.A.          Ord. book       1,889,700       99.98           99.98
                                                     entry
          Galicia Valores S.A. Sociedad de Bolsa    Ord. book         999,996       99.99           99.99
                                                     entry

          (*) Stated at face value of 1,000 Uruguayan pesos.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   (Continued)

                                              As of December 31, 2005
          -----------------------------------------------------------------------------------------------
                    Issuing Company                         Shares                 Percentage held in
          --------------------------------------   --------------------------   -------------------------
                                                                                  Total       Possible
                                                      Class         Number       Capital        Votes
          --------------------------------------   -----------   ------------   ---------   -------------
          Banco Galicia Uruguay S.A.                Ordinary        2,591,600(*)   100.00          100.00
                                                     shares
          Tarjetas Regionales S.A.                  Ord. book     103,834,148      100.00          100.00
                                                      entry
          Galicia Factoring y Leasing S.A.          Ord. book       1,889,700       99.98           99.98
                                                      entry
          Galicia Valores S.A. Sociedad de Bolsa    Ord. book         999,996       99.99           99.99
                                                      entry

          (*) Stated at face value of 1,000 Uruguayan pesos.

                                                      As of September 30, 2006
          --------------------------------------------------------------------------------------------------------
                                                                                     Shareholders'        Net
                       Issuing Company                    Assets       Liabilities      equity       income/(loss)
          ------------------------------------------   -------------   -----------   -------------   -------------
          Banco Galicia Uruguay S.A.                         652,635       574,128          78,507          30,440
          Tarjetas Regionales S.A.                         1,470,723     1,180,806         289,917          54,326
          Galicia Factoring y Leasing S.A.                     4,273           440           3,833             353
          Galicia Valores S.A. Sociedad de Bolsa              30,347        16,050          14,297             162

                                        Balance Sheet as of December 31, 2005
                                      and income Statement as of September 30, 2005
          --------------------------------------------------------------------------------------------------------
                                                                                     Shareholders'        Net
                       Issuing Company                    Assets       Liabilities      equity       income/(loss)
          -----------------------------------------    -------------   -----------   -------------   -------------
          Banco Galicia Uruguay S.A.                         674,895       627,957          46,938         284,943
          Tarjetas Regionales S.A.                         1,258,609     1,093,797         164,812          52,998
          Galicia Factoring y Leasing S.A.                     3,531            51           3,480              (8)
          Galicia Valores S.A. Sociedad de Bolsa              29,702        15,567          14,135           1,287

          The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.

          The financial statements of Banco Galicia Uruguay S.A. include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

          The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

          Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

          Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.

          The financial statements of Tarjetas Regionales S.A. as of September 30, 2006, which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

          The percentages directly held in those companies' capital stock are as follows:

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   (Continued)

          - Directly:

          Company                      09.30.06      12.31.05
          ---------------------        ---------    -----------
          Tarjetas Cuyanas S.A.           60.000%       60.000%
          Tarjetas del Mar S.A.           99.995%       99.999%
          Tarjeta Naranja S.A.            80.000%       80.000%

          Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. In addition, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

          The portion of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

          The minority interest percentages as of September 30, 2006 and December 31, 2005 are the following:

          Company                                                09.30.06       12.31.05
          ---------------------------------------------------   -----------   -----------
          Banco de Galicia y Buenos Aires S.A.                      6.39536%      6.39581%
          Net Investment S.A.                                       0.79942%      0.79948%
          Sudamericana Holding S.A.                                 0.79936%      0.79942%
          Galicia Warrants S.A.                                     0.79942%      0.79948%
          B2Agro S.A.                                               0.79942%      0.80774%
          Net Investment B.V.                                       0.79942%      0.79948%
          Tradecom Argentina S.A.                                   0.79942%            -
          Galicia Retiro Cia. de Seguros S.A. (*)                   0.80931%      0.79955%
          Galicia Vida Cia. de Seguros S.A. (*)                     0.80927%      0.80929%
          Sudamericana Asesores de Seguros S.A. (*)                 0.82857%      0.83249%
          Galicia Patrimoniales Cia. de Seguros S.A. (*)            0.80840%      0.80769%

          (*) Minority interest determined based on the financial statements as of June 30, 2006 and September 30, 2005.

          The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

          Company                                                            09.30.06       12.31.05
          --------------------------------------------------------------   ------------   ------------
          Galicia Valores S.A. Sociedad de Bolsa                                  0.010%         0.010%
          Galicia Factoring y Leasing S.A.                                        0.020%         0.020%
          Galicia  Administradora  de Fondos  S.A.  Sociedad  Gerente de
          Fondos Comunes de Inversion                                             0.015%         0.015%
          Tarjetas Cuyanas S.A.                                                  40.000%        40.000%
          Tarjeta Naranja S.A.                                                   20.000%        20.000%
          Tarjetas del Mar S.A.                                                   0.005%         0.001%
          Cobranzas Regionales S.A.                                              22.460%        22.460%

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets for paying the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

          The minimum cash requirement at the end the period/ fiscal year was as follows (as measured in average daily balances):

                                                          09.30.06   12.31.05
                                                         ---------   --------
          Minimum cash requirement in Pesos              1,079,951    758,124
          Minimum cash requirement in foreign currency     543,016    418,710

          As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

          I) As of September 30, 2006, the Bank's ability to dispose of the following assets corresponding to Banco de Galicia y Buenos Aires S.A. was restricted as mentioned below.

               a. FUNDS AND GOVERNMENT SECURITIES
               The Bank has deposited $ 44,976 as a guarantee to third parties, $ 162,430 for security margins of repo transactions and $ 32,858 as collateral for transactions carried out in the Rosario Futures Exchange.

               b. SPECIAL ESCROW ACCOUNTS
               Special escrow accounts have been opened with the Argentine Central Bank as guarantee for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2006 amounted to $ 128,540.

               c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK
               These have been set up in line with Argentine Central Bank regulations:

               o    Unavailable deposits for exchange transactions, $ 533.

               o For securities held in custody to act as register agent and book-entry Mortgage securities held in custody, $ 1,002.

               d. GUARANTEES GRANTED TO THE ARGENTINE CENTRAL BANK
               As of September 30, 2006, Banco de Galicia y Buenos Aires S.A. has allocated loans to the public sector for $ 2,719,109 as collateral of assistance from the Argentine Central Bank.

               e. EQUITY INVESTMENTS
               The item "Equity Investments" includes shares the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

               o Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

               o    Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

               Banco de Galicia y Buenos Aires S.A. accepted an offer to sell its shares in Inversora Nihuiles S.A. and Inversora Diamante S.A., the fulfillment of which was subject to the occurrence of certain conditions set forth in the contract. During October 2006 and upon occurrence of all the abovementioned conditions, said shares were sold.

               Also, as a shareholder of the concessionaires, the Bank has guaranteed their compliance with certain obligations arising from the concession contracts signed by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Cordobesas S.A.

               In addition, the Bank and the other shareholders had committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they had undertaken with international financial institutions. It is worth mentioning that as of September 30, 2006; only the commitment related to Aguas Cordobesas S.A. is outstanding.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

               Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations deriving from the concession contract during the entire term thereof.

               Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced by the grantor to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.

               Aguas Provinciales de Santa Fe S.A. (in liquidation): the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

               Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity.

               On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders' meeting.

               As of September 30, 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

               Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire's fault.

               As a result of this measure, Aguas Argentinas S.A. went into default and requested the opening of a reorganization process under the provisions of Section 5 and subsequent sections of Law No. 24522.

               On March 9, 2006 Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

               As of September 30, 2006, the investment in said company has been fully provisioned. For the remaining credits, the provisions corresponding to the debtor's condition in accordance with the applicable regulations have been established.

               f. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS
               As of September 30, 2006, Banco de Galicia y Buenos Aires S.A. has recorded $ 75,380 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by IFC.

          As of December 31, 2005, the total amount of restricted assets for the aforementioned items was $ 5,709,679.

          II) As of September 30, 2006, Banco de Galicia y Buenos Aires S.A. ability to dispose of the following assets of consolidated controlled companies was restricted as follows:

               a. GALICIA VALORES S.A. SOCIEDAD DE BOLSA:
               As of September 30, 2006 and December 31, 2005, this company holds three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 6,500.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

               b. TARJETAS CUYANAS S.A.:
               As of September 30, 2006, the company's ability to dispose of time deposits for $ 600 and $ 80 was restricted because this amount was earmarked to secure two collection agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. As of December 31, 2005, its restricted assets totaled $ 639 and $ 107.

               In addition, it delivered $ 40,000 in assets as collateral for loans granted by several financial institutions.

               c. TARJETA NARANJA S.A.
               Attachments amounting to $ 561 have been levied on current account deposits that this company holds with several financial institutions.

               d. BANCO GALICIA URUGUAY S.A.:
               Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Movable Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

          III) As of September 30, 2006, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below.

          On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the abovementioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank; said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

          The government and corporate securities listed below have been classified pursuant to the Argentine Central Bank regulations.

          As of September 30, 2006 and December 31, 2005, holdings of Government and corporate securities were as follows:

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 6:   (Continued)

                                                                    09.30.06      12.31.05
                                                                  ------------   -----------
          Government Securities
          With quotation
          Recorded at market value
          For trading purposes:
            Government bonds                                            26,241        20,873
            Other                                                          365           356
            Less: Valuation allowance                                     (361)         (353)
                                                                  ------------   -----------
          Total trading securities                                      26,245        20,876
                                                                  ------------   -----------
          Recorded at value after amortization
          In investment accounts
            Government bonds (Boden 2012)                              514,578       650,924
                                                                  ------------   -----------
          Total securities in investment accounts                      514,578       650,924
                                                                  ------------   -----------
          Securities issued by the Argentine Central Bank
            Securities with quotation                                  118,761       699,041
            Securities without quotation                                     -         5,426
                                                                  ------------   -----------
          Total securities issued by the Argentine Central Bank        118,761       704,467
                                                                  ------------   -----------
          Without quotation
            Fiscal tax credit certificates (*)                               -        34,458
            Government bonds                                         2,795,216     4,556,613
                                                                  ------------   -----------
          Total securities without quotation                         2,795,216     4,591,071
                                                                  ------------   -----------
          Total government securities                                3,454,800     5,967,338
                                                                  ------------   -----------
          Corporate Securities
            Shares                                                         761           376
            Negotiable obligations (with quotation)                        871         4,042
                                                                  ------------   -----------
          Total corporate securities                                     1,632         4,418
                                                                  ------------   -----------
          Total government and corporate securities                  3,456,432     5,971,756
                                                                  ============   ===========

          (*) Government securities secured by future tax payments.

NOTE 7:   LOANS

          The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

          a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

          b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

          c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

          o    Overdrafts: short-term obligations issued in favor of customers.
          o    Promissory notes: endorsed promissory notes, factoring.
          o Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
          o Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
          o    Credit card loans: loans granted to credit card holders.
          o    Personal loans: loans to natural persons.
          o Other: this item primarily involves short-term placements in banks abroad.

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 7:   (Continued)

          As of September 30, 2006 and December 31, 2005, the classification of the loan portfolio was as follows:

                                                                               09.30.06        12.31.05
                                                                             ------------    ------------
          Non-financial public sector                                           4,348,578       5,235,869
          Financial sector                                                        110,873         128,203
          Non-financial private sector and residents abroad                     7,006,288       5,619,015
            With preferred guarantees                                           1,043,535         838,540
            With other collateral                                               1,209,340       1,024,542
            Without collateral                                                  4,753,413       3,755,933
                                                                             ------------    ------------
          Subtotal                                                             11,465,739      10,983,087
          Allowance for uncollectibility risks                                   (316,033)       (427,911)
                                                                             ------------    ------------
          Total                                                                11,149,706      10,555,176
                                                                             ============    ============

          Said loans were granted in the normal course of transactions with normal terms, interest rates, and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

          As of September 30, 2006 and December 31, 2005, the breakdown of "Equity Investments" was a follows:

                                                                       09.30.06       12.31.05
                                                                     ------------   ------------
          In financial institutions, complementary and authorized
           activities
            Banco Latinoamericano de Exportaciones S.A.                     1,539          1,572
            Banelco S.A.                                                    7,868          7,219
            Mercado de Valores de Buenos Aires S.A.                         8,190          8,190
            Visa Argentina S.A.                                               951            951
            Other                                                           2,379          2,288
                                                                     ------------   ------------
          Total equity investments in financial institutions,
           complementary and authorized activities                         20,927         20,220
                                                                     ------------   ------------
          In non-financial institutions
            AEC S.A.                                                        6,139          6,139
            Aguas Argentinas S.A.                                          23,370         23,370
            Aguas Cordobesas S.A.                                           8,911          8,911
            Aguas Provinciales de Santa Fe S.A. (In liquidation)           10,771         10,771
            Electrigal S.A.                                                 5,455          5,455
            Inversora Diamante S.A.                                        12,944         12,944
            Inversora Nihuiles S.A.                                        15,750         15,750
            Tradecom International N.V.                                         -          6,683
            Other                                                           5,042          6,181
                                                                     ------------   ------------
          Total equity investments in non-financial institutions           88,382         96,204
                                                                     ------------   ------------
          Allowances and Provisions                                       (44,867)       (31,304)
                                                                     ------------   ------------
          Total equity investments                                         64,442         85,120
                                                                     ============   ============

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

          The following table shows the goodwill breakdown per activity as of September 30, 2006 and December 31, 2005, respectively:

                                                      09.30.06        12.31.05
                                                    ------------    ------------
          Investment                                           -             684
          In banks                                        47,570          54,706
          Companies issuing regional credit cards         22,384          29,613
                                                    ------------    ------------
          Total                                           69,954          85,003
                                                    ============    ============

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  TRUST ACTIVITIES

          a) Trust contracts for purposes of guaranteeing compliance with obligations:

          Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be invested according to the following detail:

                                                             Trust fund balance
                                                         ---------------------------
                                                                        In thousands
          Date of Contract            Trustor                 $            of US$        Due date
          ------------------   -----------------------   ------------   ------------   ------------
              01.06.98         Eduardo Sumic y Ercides
                               Ciani                               12             36       07.07.07(1)
              02.15.05         Blaisten                            37              -       02.15.08(2)
              12.29.05         Tecsan - Benito Roggio               6              -       04.28.11(2)
              06.16.06         La Nacion                          511              -       12.31.07(2)

          (1) This amount shall be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.
          (2) These amounts shall be released monthly until the earlier of the settlement date of trustor obligations or the due date, whichever occurs first.

          b) Financial trust contract:

          Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of the Debt Securities and the Participation Certificates:

                                                              Trust fund balance
                                                         ---------------------------
                                                                        In thousands
          Date of Contract            Financial               $            of US$        Due date
          ------------------   -----------------------   ------------   ------------   ------------
              01.28.04         Tarjeta Naranja III                 28              -       08.01.10(3)
              03.10.05         Grobo I                          2,092              -       09.30.06(4)
              07.13.05         Rumbo Norte I                    3,485            111       07.13.11(4)
              10.12.05         Hydro I                         25,688              -       09.05.17(3)
              11.14.05         Radio Sapienza II                2,070              -       10.12.08(4)
              12.13.05         Tarjetas del Mar I               4,185              -       12.10.06(4)
              01.24.06         Saturno I                        6,626              -       07.31.07(3)
              05.02.06         Prosion I                            4          1,435       06.15.09(3)
              05.22.06         Radio Sapienza III               4,847              -       05.12.09(4)
              06.26.06         Saturno II                      20,445              -       09.30.07(3)
              08.10.06         Faid 2006/07                     1,015          2,678       11.30.07(3)

          (3) These amounts shall be released monthly until the redemption of the debt securities.
          (4) Estimated date, because the due date shall occur at the time of the distribution of all of the trust assets.

NOTE 11:  NEGOTIABLE OBLIGATIONS

          a) AS OF SEPTEMBER 30, 2006, BANCO DE GALICIA Y BUENOS AIRES S.A., HAD THE FOLLOWING NEGOTIABLE OBLIGATIONS OUTSTANDING UNDER THIS
               PROGRAM:

          a.1) Ordinary negotiable obligations:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             11.08.93                    4,552(*)    10 years               9.00%           10.08.93

          (*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issuance of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount equivalent to US$ 1,000,000 thousand. At the date of these financial statements, this program has expired. However, as of September 30, 2006, Banco de Galicia y Buenos Aires S.A. has outstanding the following short- and medium-term negotiable obligations issued under this program:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             06.11.01                      889(*)  1,653 days     Libor plus 2%             04.22.98
             07.19.02                   24,212(**) 1,840 days         7.875%                04.22.98
             07.19.02                   14,387(**) 1,840 days    Libor 6 months             04.22.98
                                                                    plus 4%

          (*) These amounts correspond to past due negotiable obligations, not tendered to the restructuring offer.
          (**) Negotiable obligations which are current, issued as a result of the restructuring of New York Branch's debt, and which were not included in Banco de Galicia y Buenos Aires S.A.'s debt restructuring.

          In accordance with the provisions of the Negotiable Obligations Law and Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to the extension of credit to domestic companies for them to finance investments in physical assets in Argentina, working capital or the restructuring of liabilities, the extension of consumer loans and mortgage loans to finance housing construction, or investments in the share capital of domestic companies and other uses envisaged by current regulations.

          a.3) The Ordinary Shareholders' Meeting held on September 30, 2003, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the CNV may authorize pursuant to regulations.

          On April 23, 2004, through Resolution No. 14,773 the CNV authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

          The net proceeds of the negotiable obligations issued under the Program were used to refinance foreign debt, in accordance with Section. 36 of the Negotiable Obligations Law, Argentine Central Bank regulations, and other applicable regulations.

          The Ordinary and Extraordinary Shareholder's Meeting held on April 27, 2006 ratified and renewed the powers invested in the Board of Directors regarding this program.

          As of September 30, 2006, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:

          Ordinary negotiable obligations:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             05.18.04                  464,802            (1)                (*)      12.29.03 and
                                                                                        04.27.04
             05.18.04                  308,734            (2)                (#)      12.29.03 and
                                                                                        04.27.04

          (1) The principal of the Negotiable Obligations Due 2014 shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          the remaining 11.12% of the original principal is due. Grupo Financiero Galicia S.A. holds Negotiable Obligations due 2014 for a face value of US$ 105,124 thousand.
          (2) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their due date, January 1, 2010, when the remaining 12.5% of the original principal is due.
          (*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which increases by 1% each year until an annual rate of 7% is reached, which shall apply from January 1, 2008 up to but not including January 1, 2014.
          (#) The interest rate established for the period from July 1, 2006 to December 31, 2006 shall be of 9.14% (Libor 6 months 5.64% plus 3.5%).

          Subordinated negotiable obligations:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             05.18.04                  246,885(*)         (1)                (2)      12.29.03 and
                                                                                        04.27.04

          (*) Includes US$ 5,455 thousand, US$ 5,592, thousand, US$ 5,731 thousand, US$ 5,875 thousand and US$ 6,021 thousand, payment-in-kind (by means of Negotiable Obligations Due 2019) interest due on July 1, 2004, January 1, 2005, July 1, 2005, January 1, 2006 and July 3, 2006,
          respectively. Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due 2019 for a face value of US$ 6,750 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.
          (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all the negotiable obligations due in 2014 and 2010 have been fully repaid.
          (2) Interest on the Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate increases to 11% per annum from 1 January 2014 up to but not including January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind will accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019.

          a.4) The Ordinary Shareholders' Meeting, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, or for any other longer term the CNV may authorize pursuant to regulations.

          On September 15, 2005, the Board of Directors of Banco de Galicia y Buenos Aires S.A. On September 15, 2005, the Board of Directors of Banco de Galicia y Buenos Aires S.A. resolved that the US dollar was the currency to determine the amount of the Program, at Argentine Central Bank reference exchange rate as of September 14, 2005 (US$ 1 = $ 2.9193) which resulted in a rounded off total Program amount of US$ 342,500 thousand. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations, under the Program, which was approved by the CNV through Resolution 15228 dated November 04, 2005.

          As of September 30, 2006, the total balance of negotiable obligations, including principal and interest, amounts to $ 3,344,260, net of expenses. This amount includes the negotiable obligations issued as a result of the debt restructuring.

          As of December 31, 2005, the total balance of negotiable obligations, including principal and interest, net of discounts, was $ 3,533,115.

          b) COMPANIES CONTROLLED BY BANCO DE GALICIA Y BUENOS AIRES S.A. - ISSUANCE OF NEGOTIABLE OBLIGATIONS

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

          a) Banco Galicia Uruguay S.A.

          As of September 30, 2006 and December 31, 2005:

                           Residual face value    Residual face value
                            (in thousands of       (in thousands of
                                   US$)                   US$)
          Date of issue         09.30.06               12.31.05             Term           Rate
          -------------    -------------------    -------------------    -----------    ----------
             12.24.02                   41,849                 47,319        9 years             2%
             08.31.03                    8,929                  8,929        9 years             7%
             08.31.03                      798                    798        5 years             2%

          b) Tarjetas Regionales S.A.

          In order to finance their operations, the companies controlled by Tarjetas Regionales S.A. have the following negotiable obligations outstanding, which were issued in order to finance their operations:

          Conditions                     Tarjeta Naranja S.A.         Tarjeta Naranja S.A.
          -------------------------    ------------------------    -------------------------
          Series No.                             III                            IV
          Currency of issue                   Pesos ($)                  US dollars (US$)
          Placement date                      05.17.05                       09.20.05
          Due date                            11.08.06                       09.15.06
          Term                                540 days                       360 days
          Rate                               Variable
                                              CER Var.             Fixed 6.5% Nominal annual
                                       (minimum 8% maximum 20%)
                                             plus 1.75%
          Face value                           41,020                        27,614(*)
          Residual value as of
           09.30.06                            13,673
          Residual value as of
           12.31.05                            41,020                        27,034

          (*) Tarjeta Naranja S.A. issued and placed its Series IV negotiable obligations for a total amount of US$ 8,916 thousand.

          Conditions                     Tarjeta Naranja S.A.         Tarjeta Naranja S.A.
          -------------------------    ------------------------    -------------------------
          Series No.                           Class I                     Class II
          Currency of issue                   Pesos ($)                US dollars (US$)
          Placement date                      12.14.05                     06.14.06
          Due date                            12.14.07                     12.14.08
          Term                                24 months                   30 months
          Rate                               Maximum 20%           Fixed 17% nominal annual
                                             Minimum 8%
          Face value                           40,781                     80,150 (**)
          Residual value as of
           09.30.06                            40,781                     80,150
          Residual value as of
           12.31.05                            40,781                         -

          (**) Tarjeta Naranja S.A. issued and placed its Class II Negotiable Obligations for a total amount of US$ 26,000 thousand, which, as specified by the terms and conditions of the new securities, were converted into $ 80,150 and shall be payable in pesos.

          Conditions                     Tarjeta Naranja S.A.        Tarjeta Cuyanas S.A.
          -------------------------    ------------------------    ------------------------
          Series No.                          Class III                      XVI
          Currency of issue                  US dollars (US$)             Pesos ($)
          Placement date                      09.15.06                    12.16.05

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          -------------------------    ------------------------    ------------------------
          Due date                           09.10.07                    12.11.06
          Term                               360 days                    360 days
          Rate                         Fixed 7% nominal annual          Maximum 20%
                                                                         Minimum 8%
          Face value                           30,938(***)                 21,532
          Residual value as of
           09.30.06                            30,938                      21,532
          Residual value as of
           12.31.05                                 -                      21,673

          (***)Tarjeta Naranja S.A. issued and placed its Class III Negotiable Obligations for a total amount of US$ 9,967 thousand, which, as specified by the terms and conditions of the new securities, were converted into $ 30,938 and shall be payable in US dollars.

NOTE 12:  MINIMUM CAPITALS

          Grupo Financiero Galicia S.A. is not subject to the Minimum capital requirements established by the Argentine Central Bank.

          In addition, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to Pesos 12.

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

          As called for by Argentine Central Bank regulations, as of September 30, 2006 and December 31, 2005, the Minimum capital requirements were as follows:

                                                               Payment of capital as a %
          Date       Capital required    Computable capital    of the capital requirement
          --------   ----------------    ------------------    --------------------------
          09.30.06          1,055,565             1,954,008                        185.11
          12.31.05            881,546             1,885,211                        213.85

          Communique "A" 3911 and supplementary regulations state that, as from January 1, 2006, the total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets and as from July 1, 2007, 35%.

          According to said Communique, Banco de Galicia y Buenos Aires S.A. has presented the appropriate adjustment plan, which has been accepted by the Argentine Central Bank on February 28, 2006.

          As of September 30, 2006, Banco de Galicia y Buenos Aires S.A. is in compliance with the guidelines committed to in said plan.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

          Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

          The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 13:  (Continued)

          This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate. This system has been implemented through the creation of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

          As from January 01, 2005, the Argentina Central Bank set this contribution in 0.015 %.

          As of September 30, 2006, the standard contribution to the Deposits Insurance System amounted to $ 314,155, $ 11,386 of which corresponded to the current period.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          In the case of Banco de Galicia y Buenos Aires S.A., Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at the fiscal year end, plus (less) prior fiscal year adjustments, be allocated to the legal reserve.

          This proportion applies regardless of the ratio of legal reserve to capital stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve exceeds 20% of the capital stock plus the capital adjustment.

          In addition, it was set forth that financial institutions receiving National Government bonds as compensation within the framework of Sections 28 and 29 of Decree No. 905/02, and recording them at technical value may not distribute cash dividends while using this registration criteria, except for the amount of profits exceeding the difference between the carrying value and the market value of these bonds, net of the appropriations established by Law and by the Bank's bylaws.

          The Argentine Central Bank also established that, for the purposes of determining distributable balances, the minimum presumed income tax assets shall be deducted from retained earnings, except when establishing reserves.

          Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary.

          Notwithstanding this, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: (i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two US dollars (US$ 2) of Long-Term Debt principal for each US dollar (US$ 1) paid as dividends." (See Note 23 c)

          Also, Tarjeta Naranja S.A. agreed, pursuant to the terms and conditions of the new Class II Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year ended December 31, 2005 or during the fiscal year closest to the distribution date, for which financial statements are available.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 15:  CNV

          Resolution No. 368/01
          As of September 30, 2006, Banco de Galicia y Buenos Aires S.A.'s equity exceeds that required by Chapter XIX, items 4 and 5 of CNV Resolution No. 368/01 to act as an over-the-counter broker.

          Furthermore, in compliance with Section 32 of Chapter XI of that resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA MIX PLUS," "FIMA MIX," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of September 30, 2006, Banco de Galicia y Buenos Aires S.A. holds a total of 550,188,639 units under custody for a market value of $ 361,470, which is included in the "Depositors of Securities held in Custody" account.

          As of December 31, 2005, the securities held in custody by the Bank totaled 479,905,814 units and their market value amounted to $ 296,698.

NOTE 16:  PENDING ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

          16.1 - DEPOSITS WITH THE FINANCIAL SYSTEM - LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES
          As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts. As of September 30, 2006, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 13,747 and US$ 640,550 thousand. In compliance with those court orders, as of the same date, the Bank has paid the amounts of $ 1,145,107 and US$ 110,854 thousand to reimburse deposits, in pesos and in foreign currency.

          The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per US dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 680,317 and $ 668,946, as of September 30, 2006 and December 31, 2005,
          respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $ 359,148 and $ 347,777, respectively.

          Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the Judicial Branch, either in US dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          On October 26, 2004, the Argentine Supreme Court of Justice ruled on the lawsuit entitled "Bustos, Alberto et al vs. National State, on legal action requesting protection of constitutional guarantees," admitting the declaration of national emergency established by Law No. 25561 and the constitutionality of Section 2 of Decree No. 214/02. Notwithstanding the fact that, under Argentine law, the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to be significantly observed by these courts, when ruling in similar cases.

          At the date of these financial statements, the final outcome of all of the pending disputes cannot be foreseen. However, during the previous fiscal year, as well as in the current one, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of worsening of this problem in the future.

          16.2 - CLAIMS DUE TO FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE REPAYMENT OF FINANCIAL ASSISTANCE DURING FOREIGN-EXCHANGE MARKET HOLIDAYS IN JANUARY 2002.
          During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in US dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.

          On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

          On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per US dollar.

          As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

          As a result, the US dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in US dollars until the reopening of the market.

          On that date, and in accordance with the regulations in force, the US dollar was sold at $ 1.40.

          For this reason, when the Argentine Central Bank applied US$ 410,000 thousand to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 thousand times 1.40, that is, the amount of $ 574,000.

          This has infringed the guarantee of inviolability of private property and equal treatment before the law.

          Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

          Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

          16.3 - COMPENSATION TO FINANCIAL INSTITUTIONS
          Section 7 of Decree No. 214/02, the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

          In June, 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the amount of compensation, granting a Compensatory Bond to compensate the losses that resulted from the asymmetric pesification of assets and liabilities, and a Hedge Bond to

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          compensate for the currency gap that resulted from the mandatory pesification of part of the assets and liabilities.

          After a thorough verification process performed by the Argentine Central Bank, it was established that the final compensation to be paid to Banco de Galicia y Buenos Aires S.A. amounts to US$ 2,178,030 thousand of face value of BODEN 2012.

          As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. had received the total amount of the Compensatory Bond. The position as of September 30, 2006, is recorded under "Government Securities - In Foreign Currency - Holdings in Investment Accounts", for $ 514,578, and under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Forward Purchases of Securities under Repo Transactions", for $ 346,110.

          The amount of the compensation pending receipt, which corresponds to the Hedge Bond, has been recorded under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Compensation to be Received from the National Government," for $ 4,377,721.

          The advance to be requested to the Argentine Central Bank for the subscription of the Hedge Bond has been recorded under "Other Liabilities resulting from Financial Brokerage - In Pesos - Advances for the Acquisition of Boden 2012," for $ 1,780,453 which, including the adjustments from the application of the CER and accrued interest for $ 1,799,849 totals $ 3,580,302. The conditions for financing the subscription of the Hedge Bond have been specified in Section 29, subsection g) of Decree No. 905/02, which sets forth, among other conditions, the delivery by financial institutions of assets as collateral, for at least 100.0% of the amount of the advance received.

          On January 27, 2006, the formal request of the advance for the partial subscription of the Hedge Bond was made to the Argentine Central Bank for an original value of $ 1,616,938 (equivalent to US$ 1,154,955 thousand of face value of Boden 2012), which adjusted as of September 30, 2006, by the application of the CER and accrued interest, amounts to $ 3,251,489.

          In addition, and after the quarter's end, the Bank requested the settlement of said advance with assets offered as collateral. The Argentine Central Bank informed Banco de Galicia y Buenos Aires S.A. that it had resolved to accept the request. As of the date of preparation of these financial statements, the notifications of the terms and conditions for such settlement was pending.

          16.4. - SITUATION OF BANCO GALICIA URUGUAY S.A. AND GALICIA (CAYMAN) LIMITED
          The financial crisis unleashed in late 2001 also affected the companies controlled by Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. y Galicia (Cayman) Limited.

          Banco Galicia Uruguay S.A. after the total suspension of all its activities, as from February 2002; in December 2002 restructured its deposits with a high degree of participation by its depositors. Subsequently, the bank implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

          The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

          Within this process and during the previous fiscal year, the Argentine Central Bank authorized the transfer of BODEN 2012 to Banco Galicia Uruguay S.A. for a face value of US$ 195,979 thousand, which were applied to the settlement of the expressions of interest to participate in the exchange received.

          Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia SA. forgave US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          This debt forgiveness, along with the exchange of deposits, have meant an important improvement to Banco Galicia Uruguay S.A.'s financial conditions derived from the reduction of its liabilities.

          As of September 30, 2006, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 355,010, with the first four installments due September 2003, 2004, 2005 and 2006 and the Negotiable Obligations due December 2005 having been paid. In addition, as of such date, the shareholders' equity amounts to $ 78,507 and it is estimated that the cash proceeds of this company's assets (mainly credits) shall exceed, in all of the payment periods of the arrangement with creditors, the obligations resulting from such agreement.

          Also, Galicia Uruguay has created a "Negotiable Obligations Issuance Program" for the amount of up to US$ 108,090 thousand, in order to convert privately issued Negotiable Obligations due in 2011 into public Negotiable Obligations and, also, offer holders of "Transferable time-deposit certificates" the possibility to exchange said certificates for the abovementioned Negotiable Obligations. On October 17, 2006, Series I Negotiable Obligations for an amount of US$ 48,467 thousand were issued under the Program.

          As regards Galicia (Cayman) Limited, even though it was in provisional liquidation, on February 2, 2006, as a consequence of the presentation made by the Administrators of the Restructuring Plan of Galicia Cayman, the Grand Court of the Cayman Islands declared the plan terminated, thus returning the company to its legal authorities as from February 23, 2006.

          In order to help face the payment proposal of Galicia (Cayman) Limited, Grupo Financiero Galicia S.A., during July 2003, granted said bank a subordinated loan for US$ 1,200 thousand, to be repaid once the debt with all creditors has been amortized pursuant to the proposal. On December 15, 2005, Grupo Financiero Galicia S.A. signed an agreement with Galicia (Cayman) Limited, to exchange the abovementioned loan plus the interests accrued up to that date, for transferable time-deposit certificates issued by Banco Galicia Uruguay S.A.

NOTE 17: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

          The 2% contribution on interests and fees received by banks established by Section 17, paragraph f), of Law No. 19322, was reduced to 1% beginning July 1, 1996, and beginning July 1, 1997, it was finally eliminated by Decrees No. 263/96 and 915/96. In addition, Decree No. 336/98 dated March 26, 1998, of the National Executive Branch, confirmed the elimination of the Bank Employees' Social Services Institute (ISSB) and the creation of a new institution called Bank Employees' Health Care System (OSBA), which was not the successor of the ISSB.

          In April 1998, OSBA filed a final claim against Banco de Galicia y Buenos Aires S.A. claiming to be the successor of the ISSB; in response to this, Banco de Galicia y Buenos Aires S.A. brought legal action calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed, and that OSBA was not the successor of the ISSB. Also, it requested a preliminary injunction, which was granted, which prevents OSBA from bringing legal action or making verifications on the grounds of Section 17, clause f) of Law No. 19322 until a final judgment is issued. The preliminary injunction was confirmed. The lower and upper courts rendered a judgment stating that OSBA was not the successor of ISSB and that, therefore, it was not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.

          In addition, OSBA has brought a declaratory action before the federal administrative litigation jurisdiction against all institutions in the financial system, claiming annulment of the decrees that eliminated the contribution to said institution. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, but

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 17:  (Continued)

          involving OSBA's abandonment of the abovementioned legal action and of any other judicial and/or administrative action, whether filed or to be filed in the future, in connection with this issue.

          This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4 in the case identified above, which represents a limitation of the potential risk an unfavorable resolution would entail.

NOTE 18:  SETTING UP OF FINANCIAL TRUSTS:

          a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

          Conditions                       Galtrust I                Galtrust II                Galtrust V
          ----------------------    ------------------------    ----------------------    -----------------------
          Creation Date                     10.13.00                   12.17.01                 12.17.01
          Due date                          10.10.15                   12.10.10                 01.10.16
          Trustee                      First Trust of New         First Trust of New        First Trust of New
                                           York N.A.                  York N.A.                  York N.A.
          Rate (*)                      CER + 10% T.N.A.           CER +9.75% T.N.A.         CER +9.75% T.N.A.
          Trust assets                Loans to provincial           Mortgage loans             Mortgage loans
                                         governments
          Total portfolio
           transferred                US$ 490,224 thousand       US$ 61,191 thousand        US$ 57,573 thousand
          Subscribed debt                Participation              Participation          Debt securities for a
           securities                  certificates for a         certificates for a      face value of $ 11,000
                                        face value of $         face value of $ 16,191     Debt securities for a
                                            200,000                                            face value of
                                                                                          $ 31,000, held by Banco
                                                                                            Galicia Uruguay S.A.
                                                                                               Participation
                                                                                            certificates for a
                                                                                          face value of $ 15,573
          Balance as of 09.30.06                   $ 563,294                   $ 7,504                  $ 16,550
          Balance as of 12.31.05                   $ 536,509                   $ 7,531                  $ 17,047

          (*) Applicable to debt securities and Participation certificates only.

                                                                                              Galicia Hipotecas
          Conditions                        Galicia             Galicia Personales(**)           Comerciales
          ----------------------    ------------------------    ----------------------    -----------------------
          Creation Date                     04.16.02                   12.20.04                 02.22.05
          Due date                          05.06.32                   11.10.08                 07.12.13
          Trustee                       Bapro Mandatos y           Deustche Bank S.A.        Deustche Bank S.A.
                                         Negocios S.A.
          Rate (*)                          CER + 4%               Class "A" debt            CER + 0.05% T.N.A.
                                                                securities, 8% T.N.A.
                                                                    Class "B" debt
                                                                securities, 12% T.N.A.
          Trust assets                   Secured loans              Consumer loans          Commercial mortgage
                                                                                                  loans
          Total portfolio
           transferred                    $ 108.000                       $ 41.529                $ 29.059
          Subscribed debt                Participation               Participation             Participation
           securities                  certificates for a          certificate for a         certificate for a
                                     face value of $ 27,000     face value of $ 3,115      face value of $ 4,940
          Balance as of 09.30.06                    $ 56,369                        -                     $ 6,718
          Balance as of 12.31.05                    $ 50,758                   $ 9,793                    $ 5,946

          (*) Applicable to debt securities and Participation certificates only. (**) Having the debt securities been settled, on July 17, 2006 the settlement of the Participation Certificate issued under the Galicia Personales financial trust was decided, which trust was subsequently liquidated.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

                                     Creditos Inmobiliarios     Creditos Inmobiliarios
          Conditions                        Galicia I                  Galicia II          Galicia Personales II
          ----------------------    ------------------------    ----------------------    -----------------------
          Creation Date                    08.17.05                   10.12.05                  01.25.06
          Due date                                                                          09.15.07 (Estimated
                                                                                                 VRDF date
                                                                                                 Class "B")
                                           03.15.15                 12.15.25               11/15/2009 (Estimated
                                                                                           date of Participation
                                                                                               Certificates)
          Trustee                      Deustche Bank S.A.         Deustche Bank S.A.         Deustche Bank S.A.
          Rate                       Minimum 8% T.N.A. and      Minimum 8% T.N.A. and        The highest rate
                                       maximum 18% T.N.A.         maximum 18% T.N.A.        between: Badlar for
                                               (*)                     (*)                time deposits of 30 to
                                                                                           35 days and of more
                                                                                          than one million  pesos
                                                                                          of private banks, and
                                                                                              CER variation
                                                                                           percentage expressed
                                                                                             as T.N.A. up to a
                                                                                              maximum of 21%.
          Trust assets                  Mortgage loans              Mortgage loans            Consumer loans
          Total portfolio
           transferred                              $ 91,000                 $ 150,000                   $ 97,367
          Subscribed debt                Participation               Participation            Class "B" debt
           securities                certificate for a face       certificate for a        securities for a face
                                        value of $ 18,200       face value of $ 40,999        value of $ 7,532
                                                                                               Participation
                                                                                             certificates for a
                                                                                           face value of $ 9,737
          Balance as of 09.30.06                    $ 18,431                  $ 42,352                   $ 20,120
          Balance as of 12.31.05                    $ 17,632                  $ 39,860                          -

          (*) Applicable to debt securities and Participation certificates only.

                                                                     Galicia Prendas
          Conditions                 Galicia Personales III       Comerciales Galicai I
          ----------------------    ------------------------    -------------------------
          Creation Date                    05.16.06                    07.03.06
          Due date                    09.15.07 (Estimated         05.15.09 (Estimated
                                     date of Class B Debt        date of Class B Debt
                                         Certificates)               Securities)
                                      03.15.11 (Estimated         02.15.11 (Estimated
                                     date of Participation       date of Participation
                                         Certificates)               Certificates)
          Trustee                     Deustche Bank S.A.          Deustche Bank S.A.
          Rate                          The highest rate            Class "A" Debt
                                      between: Badlar for         Securities, Minimum
                                     time deposits of 30 to      10.5% T.N.A. Maximum 20%
                                      35 days and of more         T.N.A. Class "B" Debt
                                    than one million  pesos       Securities, Minimum
                                     of private banks, and       11.5% T.N.A. Maximum 21%
                                         CER variation                     T.N.A.
                                      percentage expressed
                                           as T.N.A.
          Trust assets                  Consumer loans              Pledge loans
          Total portfolio
           transferred                             $ 100,000                    $ 86,623
          Subscribed debt               Class "B" debt              Class "B"  debt
           securities                securities for a face       securities for a face
                                       value of $ 5,557            value of $ 73,629
                                         Participation              Class "B" debt
                                         certificates for        securities for a face
                                         a face value of            value of $6,930
                                          $7,500                     Participation
                                                                  certificates for a
                                                                  face value of $ 6,064

          Balance as of 09.30.06                    $ 12,523                    $ 12,404
          Balance as of 12.31.05                           -                           -

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          b) Financial trusts received as loan repayment:

          Conditions                  Tarjeta Naranja IV(*)             Hydro I
          ----------------------    ------------------------    ----------------------
          Creation Date                      01.28.04                  10.12.05
          Due date                    Maximum of 78 months             09.05.17
          Trustor                     Tarjeta Naranja S.A.      Consorcio de Empresas
                                                                   Mendocinas para
                                                                   Potrerillos S.A.
          Trustee                       Administraciones          Banco de Galicia y
                                        Fiduciarias S.A.           Buenos Aires S.A.
          Trust assets                Tarjeta Naranja III           Loans for power
                                      Financial Trust debt        supply, loans for
                                            Security             subsidies, royalties
                                                                    and interests
          Rate(**)                   T.E.C. + 2% annual(***)       7% T.N.A. until
                                                                    09.05.06 and
                                                                 thereafter, variable
                                                                T.N.A. equal to T.E.C.
                                                                       + 5% (***)
          Subscribed debt           Class "A" participation         Class "B" debt
           securities               certificates for a face      securities for a face
                                       value of $ 100,000         value of $ 25,523
                                    Class "B" participation
                                    certificates for a face
                                       value of $ 67,000
          Balance as of 09.30.06                           -                  $ 25,072
          Balance as of 12.31.05                    $ 91,104                  $ 25,655

          (*) On August 31, 2006 it was redeemed.
          (**) Applicable to debt securities and Participation certificates only.
          (***) T.E.C. stands for adjusted survey rate.

          c) Financial trusts acquired as investments:

          Conditions                 Bouchard Plaza building
          ----------------------     ------------------------
          Creation Date                     12.20.05
          Due date                          06.29.08
          Trustor                    Ludwing Investments S.A.
          Trustee                    Nacion Fideicomisos S.A.
          Trust assets                  Loans transferred
          Rate (*)                      Private bank T.E.C.
                                         + 6.25% T.N.A (**)
          Subscribed debt                 Additional debt
           securities                   securities $ 10,500

          Balance as of 09.30.06                     $ 11,657
          Balance as of 12.31.05                     $ 10,546

          (*) Applicable to debt securities and Participation certificates only. (**) T.E.C. stands for adjusted survey rate.

          Also, as of September 30, 2006 , Banco de Galicia y Buenos Aires S.A. records other financial trusts acquired as investments for the amounts of $ 254. As of prior fiscal year's end, it amounted to $ 450.

          d) A trust called "BG Financial Trust" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A."), for a value, net of allowances, of $ 91,290; Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

          Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the Net Cash Flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal or higher than 18% is reached.

          In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          e) Banco de Galicia y Buenos Aires S.A. records as of September 30, 2006 financial trusts acting in the capacity of underwriter for the amount of $ 4,185.

          f) Trusts with Tarjeta Naranja S.A. as trustor:

                                                                                          Tarjeta Naranja        Tarjeta Naranja
          Financial Trust         Tarjeta Naranja II (*)       Tarjeta Naranja III            Trust I                Trust II
          -------------------    ------------------------    -----------------------    -------------------    -------------------
          Creation Date                 10.22.04                    03.08.05                  11.07.05              02.16.06
          Due date                      05.31.06                    07.31.06                  05.20.08              12.20.07
                                                                                           D.S.: "A": CER         D.S.: "A": CER
                                                                                          VAR. + 1.18% or             VAR.
                                      D.S.: "A": CER                                         T.E. + 2%             Maximum 20%
                                         plus 3%                                            Maximum  18%           Minimum 10.5%
                                       minimum: 8%                                           Minimum 9%
                                       maximum: 15%               P.C. "A" 7%
          Interest rate
                                    D.S.: "B": CER VAR.           P.C. "B" 9%               D.S.: "B": CER           D.S.: "B":
                                         plus 5%                                            VAR. +2.4% or           Maximum: 21%
                                       minimum: 11%                                            T.E. +3%             nominal annual
                                       maximum: 20%                                          Maximum  20%
                                                                                            Minimum of 11%
          Placement                                50,009                     64,001                 94,500                 80,000
          Type of fiduciary                                      Participation
          debt                        Debt securities             certificates            Debt securities        Debt securities
          Trustee                  Banco Patagonia S.A.        Banco Patagonia S.A.        Equity Trust           Equity Trust
                                                                                             Company                Company
                                                                                          (Argentina) S.A.       (Argentina) S.A.
          Class "A"                                40,000                     54,401                 80,000                 68,000
          Class "B"                                 5,000                      6,400                  7,000                  6,000
          Participation
          Certificates                              5,009                      3,200                  7,500                  6,000

                                     Tarjeta Naranja
          Financial Trust               Trust III
          -------------------    ------------------------
          Creation Date                    08.15.06
          Due date                         09.20.08
                                     D.S.: "A": Caps:
                                      Minimum 10.5%:
                                      nominal annual
                                    Maximum 20% nominal
                                          annual

                                    D.S.: "B": Caps:
          Interest rate              Minimum: 11%
                                    nominal annual
                                     Maximum 21%
                                    nominal annual

          Placement                               139,342
          Type of fiduciary
          debt                          Debt securities
          Trustee                        Equity Trust
                                           Company
                                        (Argentina) S.A.
          Class "A"                               118,441
          Class "B"                                10,451
          Participation
          Certificates                             10,451

          (*) As regards Tarjeta Naranja II Financial Trust, the company as beneficiary of the participation certificates requested Banco Patagonia S.A. (Trustee) that the Trust be early and finally terminated as of May 31, 2006.

          As of September 30, 2006, Tarjeta Naranja S.A.'s holdings of "B" debt securities and participation certificates totaled $ 16,896 and $ 31,678, respectively; as of December 31, 2005 its holdings totaled $ 5,178 and $ 18,493, respectively.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          g) Trusts with Tarjetas Cuyanas S.A. as trustor:

                                                                                          Tarjetas Cuyanas       Tarjetas Cuyanas
          Financial Trust           Tarjeta Nevada II          Tarjeta Nevada III             Trust I                Trust II
          -------------------    ------------------------    -----------------------    -------------------    -------------------
          Creation Date                  12.01.04                    05.24.05                11.23.05               04.04.06
          Due date                       07.22.07                    02.25.08                11.15.07               02.15.08
          Interest rate               D.S.: "A": CER
                                        + 3% Min. 8%
                                         Max. 15%                  CER + Margin           D.S. "A":10.95%         D.S. "A": 12%
                                          T.N.A.                Min. 10% Max 20%
                                      D.S.: "B": CER                                      D.S. "B": 13.50%        D.S. "B": 13%
                                        + 5% Min.
                                      10% Max. 20%
                                          T.N.A.
          Trustee                  Banco Patagonia S.A.        Banco Patagonia S.A.        Equity Trust           Equity Trust
                                                                                             Company                Company
                                                                                          (Argentina) S.A.       (Argentina) S.A.
          Placement                                16,000                     25,000                 26,784                 37,680
          "A" Debt Securities                      12,000                     19,000                 21,427                 30,144
          "B" Debt Securities                       2,400                          -                  2,678                  3,768
          Participation
          Certificates                              1,600                      6,000                  2,679                  3,768

                                   Tarjetas Cuyanas
          Financial Trust              Trust III
          -------------------    -------------------
          Creation Date               07.14.06
          Due date                    07.15.08
          Interest rate

                                   D.S. "A": 10.87%

                                   D.S. "B": 12.75%


          Trustee                   Equity Trust
                                      Company
                                   (Argentina) S.A.
          Placement                           22,407
          "A" Debt Securities                 17,925
          "B" Debt Securities                  2,241
          Participation
          Certificates                         2,241

          As of September 30, 2006, Tarjeta Cuyanas S.A.'s holdings of "B" debt securities and participation certificates totaled $ 75 and $ 16,697, respectively; as of December 31, 2005 its holdings totaled $ 2,084 and $ 9,182, respectively.

          h) Trusts with Tarjeta del Mar S.A. as trustor:

                                 Tarjeta del Mar-
           Financial Trust           Series I
          -------------------    ------------------
          Creation Date              12.13.05
          Due date                   12.10.06
                                 D.S. "A": 13.00%
                                 D.S. "B": 14.00%
          Interest rate          D.S. "C": 15.00%
                                 D.S. "D": 15.95%
          Trustee                Equity Trust Company
                                   (Argentina) S.A.
          Placement total                   3,800
          "A" Debt Securities                 750
          "B" Debt Securities                 750
          "C" Debt Securities                 750
          "D" Debt Securities                 750
          Participation                       800
          Certificates

          As of September 30, 2006, Tarjetas del Mar S.A.'s holdings of "C" debt securities and participation certificates totaled $ 26 and 859, respectively; as of December 31, 2005, its holdings totaled $ 24 and $ 800, respectively.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 19:  GALICIA 2004 AND GALICIA 2005 TRUSTS

          In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A. as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

          Given that upon maturity of the Galicia 2005 Trust, which occurred on last May 31, no beneficiaries had been appointed, the liquidation of the trust was decided as well as the return of all of the trust's assets (made of 155,335 Grupo Financiero Galicia S.A.'s ADRs and 60,925 Grupo Financiero Galicia S.A.'s Class "B" shares) to the trustee, which were sold in October 2006. (See Note 14 to the financial statements).

          On May 31, 2006, the Framework Trust Agreement was extinguished.

NOTE 20:  NET EXPOSURE TO THE PUBLIC SECTOR

          As of September 30, 2006 and December 31, 2005the net exposure to the public sector of Banco de Galicia y Buenos Aires S.A. including the Argentine Central Bank and excluding the deposits made at said Entity, in compliance with minimum cash requirements, is the following:

                                                                       09.30.06       12.31.05
                                                                     ------------   ------------
          Government Securities - Global position                       4,542,587      6,032,788
          Loans                                                         4,406,010      5,293,422
          Other receivables resulting from financial brokerage          5,305,098      5,031,768
                                                                     ------------   ------------
          Total Assets                                                 14,253,695     16,357,978
                                                                     ------------   ------------
          Liabilities with the Argentine Central Bank                   6,299,928      8,611,909
                                                                     ------------   ------------
          Net exposure to the Public Sector (*)                         7,953,767      7,746,069
                                                                     ============   ============

          (*) excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1.

          It is worth mentioning that during the January-September 2006 period, mainly as a result of the sale of public-sector assets, the financial assistance from the Argentine Central Bank was reduced by $ 3,091,005, as a result of payments made in advance for $ 2,550,402, payments in compliance with the amortization schedule $ 365,044 and the final allocation to the payment of installments of such schedule of funds advanced within the framework of the bidding system established by the Argentine Central Bank for $ 175,559.

          As of June 30, 2006 and September 30, 2005 the consolidated financial statements of Sudamericana Holding S.A. include secured loans for $ 49,519 and $ 48,334, respectively.

NOTE 21:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period is shown below:

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 21:  (Continued)

                                                                                 09.30.06        12.31.05
                                                                               ------------    ------------
          ASSETS
          LOANS                                                                  11,149,706      10,555,176
                                                                               ------------    ------------
            -To the non-financial public sector                                   4,348,578       5,235,869
            -To the financial sector                                                110,873         128,203
            -To the Non-financial private sector and residents abroad             7,006,288       5,619,015
              -Overdrafts                                                           643,912         222,779
              -Promissory notes                                                   2,052,005       1,836,887
              -Mortgage loans                                                       628,939         503,397
              -Pledge loans                                                          54,497         121,095
              -Consumer loans                                                       408,748         258,015
              -Credit card loans                                                  2,053,065       1,732,114
              -Other                                                              1,044,761         812,587
              -Accrued  interest, adjustments and
                 quotation  differences receivable                                  148,563         146,839
              -Documented interest                                                  (28,048)        (14,684)
              -Unallocated collections                                                 (154)            (14)
            - Allowances                                                           (316,033)       (427,911)
                                                                               ------------    ------------
          OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                    7,187,004       6,162,381
                                                                               ------------    ------------
            -Argentine Central Bank                                                 134,496         108,819
            -Amounts receivable for spot and forward sales
              to be settled                                                          55,820         264,170
            -Securities  receivable  under spot and forward
              purchases to be settled                                               949,367         270,476
            -Negotiable obligations without quotation                                27,156          41,403
            -Balances from forward transactions without delivery of
              underlying asset to be settled                                         25,016             709
            -Other receivables not included in the debtor classification
             regulations                                                          5,685,072       5,332,201
            -Other receivables included in the debtor classification
              regulations                                                           330,842         177,439
            -Accrued interest receivable not included in the debtor
              classification regulations                                              1,254           1,471
            -Accrued interest receivable included in the debtor
              classification regulations                                              1,014             935
            - Allowances                                                            (23,033)        (35,242)
                                                                               ------------    ------------
          LIABILITIES
                                                                               ------------    ------------
          DEPOSITS                                                               10,412,701       8,421,660
                                                                               ------------    ------------
            -Non-financial public sector                                             62,686          90,341
            -Financial sector                                                       199,305           6,201
            -Non-financial private sector and residents abroad                   10,150,710       8,325,118
               -Current Accounts                                                  1,790,903       1,639,766
               -Savings Accounts                                                  2,367,837       2,211,436
               -Time Deposits                                                     5,637,993       4,186,018
               -Investment accounts                                                   4,039             158
               -Other                                                               222,686         192,584
               -Accrued interest, adjustments and quotation differences
                 payable                                                            127,252          95,156
                                                                               ------------    ------------
          OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                   11,983,959      14,413,713
                                                                               ------------    ------------
            -Argentine Central Bank                                               6,299,928       8,611,909
              -Other                                                              6,299,928       8,611,909
            -Banks and international entities                                       842,632         762,055
            -Unsubordinated negotiable obligations                                2,537,045       3,052,434
            -Amounts payable for spot and forward purchases to be settled           561,168         222,729
            -Securities to be delivered  under spot and forward sales to be
              settled                                                                55,953         266,071
            -Loans from domestic financial institutions                             294,060         220,422
            -Balances from forward transactions without delivery of
              underlying asset to be settled                                         24,859             418
            -Other                                                                1,279,735       1,152,433
            -Accrued interest, adjustments and quotation differences payable         88,579         125,242
                                                                               ------------    ------------
          SUBORDINATED NEGOTIABLE OBLIGATIONS                                       757,699         431,024
                                                                               ============    ============

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 22:  TAX ISSUES

          At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting an audit. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed on a firm basis totals $ 20,506 approximately.

          Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

NOTE 23:  SUBSEQUENT EVENTS

          o    Banco de Galicia y Buenos Aires S.A.

          a) The Ordinary and Extraordinary Shareholder's Meeting held on October 11, 2006, resolved to increase the capital stock in an amount of up to $ 100,000 nominal value, in order to increase it to $ 568,662, by the issuance of up to 100,000,000 ordinary book-entry Class "B" shares with one vote per share and a nominal value of $ 1 each.

          The subscription for the new shares can be made, at the option of the subscriber, in cash or by exchange of Negotiable Obligations due on 2010, 2014, and 2019.

          The Shareholder's meeting also approved the values at which the Negotiable Obligations shall be received, which expressed in US$ dollars per 100 dollars of original principal amount are as follow:

          Negotiable Obligations due on 2010 : US$ 87.500
          Negotiable Obligations due on 2014 : US$ 90.190
          Negotiable Obligations due on 2019 : US$ 114.712

          In addition, the Shareholder's granted the Board of Directors, among others, the power to update the above mentioned values the closest date to the beginning of the subscription period, given that these values must be approved by the CNV.

          Accrued interest payable in cash from the maturity date of the last coupon until the end of the preemptive rights subscription, or any other period that may be determined by the regulators, will be added to the values resulting in each case.

          It was also established that for the conversion into pesos of the foreign currency of denomination of the Negotiable Obligations, the exchange rate of $ 3.0670 for each US dollar be applied, pursuant to the provisions of Resolution No. 466 of the CNV.

          The issuance premium was fixed by the Shareholders<180> Meting in an amount that, added to the nominal value of the share, will represent a subscription price equal to the weighted average of the quotation value of the Banco de Galicia y Buenos Aires S.A.'s share on the Buenos Aires Stock Exchange for the 20 business days prior to the date of determination of the subscription price, in which there has been a quotation of the Bank's share. The subscription price will be informed on the business day before the beginning of the subscription period.

          The Shareholders granted the Board of Directors the power to determine a reference price and the exact subscription price.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 23:  (Continued)

          Regarding the use of proceeds, it was established that the cash received will be used to increase working capital and the Negotiable Obligations will be used for the partial reduction of the liabilities reflected by such instruments.

          b) On September 22, 2006 an agreement for the creation of a trust called "Fideicomiso Financiero Galicia Leasing I" was subscribed, with Banco de Galicia y Buenos Aires S.A. acting as Trustor and Administrator and the Deutsche Bank S.A. as Financial Trustee. Banco de Galicia y Buenos Aires S.A. The Bank transferred to the Trust a portfolio of loans instrumented through leasing contracts for an amount of $ 150,000. On October 3, 2006, the Bank issued Class "A1" debt securities for a face value of $ 30,000, Class "A2" debt securities for a face value of $ 97,500, Class "B" debt securities for a face value of $ 12,000 and Participation Certificates for a face value of $ 10,500.

          c) After the end of the quarter, by means of Communiques "A" 4589 and "A" 4591, the Argentine Central Bank modified the criteria for financial institutions to determine if they can distribute profits. According to the new scheme, profits can be distributed as long as results are positive after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution's portfolio of public sector assets, the amount of the asset representing the losses from amparo claims and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

          In addition, to be able to distribute profits, a financial institution must comply with the capital adequacy rule, with the minimum capital requirement and the regulatory capital calculated, to the only purpose of determining its ability to distribute profits, by deducting from its assets and retained earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments computable as core capital.

          In addition, in such calculation, a financial institution will not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector and interest rate risk (governed by the "alfa 1" and "alfa 2" coefficients) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

          Profit distribution will require the prior authorization of the Argentine Central Bank, which intervention will have the purpose of verifying that the aforementioned requirements have been fulfilled.

          o    Banco Galicia Uruguay S.A.

          On October 17, 2006, Galicia Uruguay issued its Series 1 Negotiable Obligations under the "Negotiable Obligations Issuance Program" for the amount of US$ 48,467 thousand (see note 16.4).

          o    Tarjetas del Mar S.A.:

          The Ordinary and Extraordinary Shareholder's Meeting of Tarjetas del Mar S.A. held on October 18, 2006 resolved to capitalize the irrevocable contributions made by its shareholders, in proportion to their respective holdings, thus increasing the company's capital stock by $ 72,423.

          It was also decided to absorb retained losses for $ 61,046, against a reduction of the capital stock.

          After the abovementioned changes, the capital stock totals $ 11,577.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 24:  SEGMENT REPORTING

          Below, a detail of the accounting information as of September 30, 2006 and 2005, by related business segment:

          Primary segment: Business.

                                       Financial brokerage     Services      Total
                                      ---------------------   ----------   -----------
          Income                                  1,821,078      603,169     2,424,247
          Expenses                                1,428,879      123,960     1,552,839
                                      ---------------------   ----------   -----------
          Result as of 09.30.06                     392,199      479,209       871,408
                                      ---------------------   ----------   -----------
          Result as of 09.30.05                     370,111      380,397       750,508
                                      ---------------------   ----------   -----------

          Secondary segment: Geographic.

                                       Autonomous City
                                       of Buenos Aires     Rest of country     Foreign       Total
                                      -----------------   -----------------   ---------   -----------
          Financial brokerage
          Income                              1,333,393             409,560      78,124     1,821,078
          Expenses                            1,046,225             321,355      61,299     1,428,879
                                      -----------------   -----------------   ---------   -----------
          Result as of 09.30.06                 287,168              88,206      16,825       392,199
                                      -----------------   -----------------   ---------   -----------
          Result as of 09.30.05                 279,397              19,949      70,765       370,111
                                      -----------------   -----------------   ---------   -----------
          Services
          Income                                441,640             135,653      25,876       603,169
          Expenses                               90,763              27,879       5,318       123,960
                                      -----------------   -----------------   ---------   -----------
          Result as of 09.30.06                 350,877             107,774      20,558       479,209
                                      -----------------   -----------------   ---------   -----------
          Result as of 09.30.05                 287,162              20,503      72,732       380,397
                                      -----------------   -----------------   ---------   -----------

          The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                                               Total as        Total as
                                                                                   of              of
                                                                                09.30.06        12.31.05
                                                                              ------------    ------------
          Assets
          Government and corporate securities                                    3,456,432       5,971,756
          Loans                                                                 11,149,706      10,555,176
          Other receivables resulting from financial brokerage                   7,187,004       6,162,381
          Assets under financial leases                                            157,161         191,176
          Liabilities
          Deposits                                                              10,412,701       8,421,660
          Other liabilities resulting from financial brokerage                  11,983,959      14,413,713
          Subordinated negotiable obligations                                      757,699         431,024

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
          BALANCE SHEET AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                               09.30.06      12.31.05
                                                             -----------   -----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 10 and Schedule G)              213           650
Investments (Notes 8 and 10 and Schedules C, D and G)            339,334         5,806
Other receivables (Notes 3, 8 and 10 and Schedule G)              14,510           566
                                                             -----------   -----------
Total Current Assets                                             354,057         7,022
                                                             -----------   -----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 8 10 and 12 and Schedule G)            1,378        28,617
Investments (Notes 8, 9 and 10 and Schedules C, D and G)       1,357,096     1,599,037
Bank premises and equipment (Schedule A)                           3,046         3,085
Intangible Assets (Schedules B and E)                                  -           684
                                                             -----------   -----------
Total Non-Current Assets                                       1,361,520     1,631,423
                                                             -----------   -----------
Total Assets                                                   1,715,577     1,638,445
                                                             ===========   ===========
LIABILITIES
CURRENT LIABILITIES
Salaries and social security contributions (Notes 4 and 8)           703           688
Tax liabilities (Notes 5, 8 and 12)                               13,336         9,628
Other liabilities (Notes 6, 8 and 10 and Schedule G)               1,421         1,347
                                                             -----------   -----------
Total Current Liabilities                                         15,460        11,663
                                                             -----------   -----------
NON-CURRENT LIABILITIES
Other liabilities (Notes 6 and 8)                                      6             6
                                                             -----------   -----------
Total Non-Current Liabilities                                          6             6
                                                             -----------   -----------
Total Liabilities                                                 15,466        11,669
                                                             -----------   -----------
SHAREHOLDERS' EQUITY (Per related statement)                   1,700,111     1,626,776
                                                             -----------   -----------
Total liabilities and shareholders' equity                     1,715,577     1,638,445
                                                             -----------   -----------

The accompanying Notes 1 to 15 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                INCOME STATEMENT
                  For the nine months ended September 30, 2006,
   presented in comparative format with the same period of the previous year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                     09.30.06      09.30.05
                                                                    ----------    ----------
Administrative expenses (Note 10 and Schedule H)                        (9,436)      (11,951)

Net income on investments in related entities                           14,562       189,265
Financial income and by holding - Income / (Loss) (Note 10)            109,977        (1,149)
  -Generated by assets                                                 111,372        (1,175)
    Interest
     On time deposits (*)                                                  487            93
     On current account deposits                                            10             2
     On negotiable obligations (*)                                       1,362         2,035
     On financial trusts                                                     -            16
     On loans (*)                                                          131             -
     Other                                                                  17            53
    CER
     On time deposits (*)                                                    -             6
    Result on negotiable obligations                                   104,388         6,217
    Result on government securities                                          -            99
    Result on corporate securities                                           -           137
    Mutual fund yield (FCI)                                                214            50
    Foreign exchange (loss)/gain                                         4,763        (9,883)
  -Generated by liabilities                                             (1,395)           26
    Interest                                                              (135)            -
    Foreign exchange (loss) / gain                                      (1,260)           26
Other income and expenses - Income / (Loss)                              1,617      (133,620)
                                                                    ----------    ----------
Income / (loss) before income tax - Income                             116,720        42,545
                                                                    ----------    ----------
Income tax (Note 12)                                                   (43,385)       37,134
                                                                    ----------    ----------
Income for the period                                                   73,335        79,679
                                                                    ----------    ----------

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law No. 19550. See Note 10

The accompanying Notes 1 to 15 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                        STATEMENT OF SHAREHOLDERS' EQUITY
                  For the nine months ended September 30, 2006,
   presented in comparative format with the same period of the previous year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                    Shareholders' contributions (Notes 7 and 14)
                         -------------------------------------------------------------------------------------------------
                                                                 General
                                                               adjustment              Non-capit.contributions
                                                     Shares   of shares in             -----------------------
                           Capital     Principal     in own        own                 Issuance   Irrevocable
Item                        stock     adjustment   portfolio    portfolio     Total    premiums  contributions     Total
-----------------------  ----------   ----------   ---------  ------------  ---------  --------  -------------   ---------
Balances at beginning
 of fiscal year           1,241,407      278,131           -             -  1,519,538         -              -   1,519,538
Distribution of
 retained earnings (1)
- Legal reserve                   -            -           -             -          -         -              -           -
- Discretionary
 Reserve                          -            -           -             -          -         -              -           -
Shares in own portfolio      (1,614)        (362)      1,614           362          -         -              -           -
Income for the period             -            -           -             -          -         -              -           -
-----------------------  ----------   ----------   ---------  ------------  ---------  --------  -------------   ---------
Totals                    1,239,793      277,769       1,614           362  1,519,538         -              -   1,519,538
=======================  ==========   ==========   =========  ============  =========  ========  =============   =========
                                     Retained Earnings (Note 11)
                         ---------------------------------------------------
                           Profits allocated to reserves                          Total          Total
                         --------------------------------                      shareholder's  shareholder's
                          Legal    Discretionary   Other            Retained     equity as      equity as
Item                     reserve     reserve     reserves   Total   earnings   of 09.30.06    of 09.30.05
-----------------------  -------  -------------  --------  -------  --------   -------------  -------------
Balances at beginning
 of fiscal year                -              -         -        -   107,238       1,626,776      1,519,538
Distribution of
 retained earnings (1)
- Legal reserve           34,855              -         -   34,855   (34,855)                             -
- Discretionary
 Reserve                       -         72,383         -   72,383   (72,383)              -              -
Shares in own portfolio        -              -         -        -         -               -              -
Income for the period          -              -         -        -    73,335          73,335         79,679
-----------------------  -------  -------------  --------  -------  --------   -------------  -------------
Totals                    34,855         72,383         -  107,238    73,335       1,700,111      1,599,217
=======================  =======  =============  ========  =======  ========   =============  =============

(1) Approved by the Ordinary and Extraordinary Shareholders' Meeting held on 04/27/06.

The accompanying Notes 1 to 15 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                             STATEMENT OF CASH FLOW
                  For the nine months ended September 30, 2006,
           presented in comparative format with the same period of the previous year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                     09.30.06      09.30.05
                                                                    ----------    ----------
CHANGES IN CASH
Cash at beginning of fiscal year                                           650           540
Cash at period end                                                         213           574
                                                                    ----------    ----------
(Decrease) / Increase net cash for the period                             (437)           34
                                                                    ==========    ==========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                                504           120
Payments to suppliers of goods and services                             (3,072)      (17,742)
Personnel salaries and social security contributions                    (1,375)         (819)
Income tax payments and prepayments                                    (11,893)      (28,142)
Other taxes payments                                                    (4,327)       (9,593)
                                                                    ----------    ----------
Net cash flow used in operating activities                             (20,163)      (56,176)
                                                                    ----------    ----------
Investment activities
Payments for fixed assets purchases                                        (37)          (12)
Contributions to controlled companies                                        -        (1,892)
Financing granted                                                            -        (1,325)
Dividends collections                                                      613           350
Collection of interest on negotiable obligations                        12,802        26,279
Investment collections                                                   6,355        32,996
Payments for purchases of controlled companies' shares                      (7)         (186)
                                                                    ----------    ----------
Net cash flow generated by investment activities                        19,726        56,210
                                                                    ----------    ----------
(Decrease) / Increase net cash for the period                             (437)           34
                                                                    ==========    ==========

The accompanying Notes 1 to 15 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                        NOTES TO THE FINANCIAL STATEMENTS
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1:   FINANCIAL STATEMENTS PREPARATION BASIS

          On August 10, 2005, the CPCECABA passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the CNV adopted with certain amendments CPCECABA's C.D. 93/2005.

          Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/2006, the CPCECABA approved Technical Resolution No. 23 of the FACPCE, in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted.

          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved by the CPCECABA and the National Securities Commission. with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/ year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

          The index used in restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute. Furthermore, certain financial statement figures for the year ended December 31, 2005 and the period of nine months ended September 30, 2005, have been reclassified for purposes of their comparative presentation with those of the current period.

          The most relevant accounting standards used accounting policies used in preparing the Financial Statements are listed below:

          a.   LOCAL CURRENCY ASSETS AND LIABILITIES

               Monetary assets and liabilities which include, where applicable, the interest accrued at period/ year-end are stated in period-end currency and therefore require no adjustment whatsoever.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          b.   FOREIGN CURRENCY ASSETS AND LIABILITIES (US DOLLARS)

               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/ year. Interests receivable or payable have been accrued, where applicable.

          c.   INVESTMENTS

               c.1. Current

                    Time and special current account deposits, mutual fund units, well as Class "A" Trust Debt Securities issued by Radio Sapienza Financial Trust, Series I, have been valued at face value, plus interest accrued at fiscal year / period end.

                    Argentine mutual fund units have been valued at period/ year-end closing price.

                    Negotiable obligations have been valued at period/ year-end closing price. As of December 31, 2005 negotiable obligations were reflected pursuant to the provisions of c.2.

               c.2. Non-Current

                    Time deposits have been valued at face value, plus interest accrued at period/ year-end.

                    As of December 31, 2005, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 had been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset,
                    (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and
                    (iii) net of collections made.

                    The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of September 30, 2006 and December 31, 2005.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to consolidated financial statements from Argentine GAAP.

                    This investment has been stated at equity value arising from financial statements valued in accordance with the abovementioned standards.

                    The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, based on June 30, 2006 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

                    Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

                    o Assets and liabilities were converted at Banco de la Nacion Argentina buying exchange rate in force at the closing of operations on the last working day of the period.

                    o Capital and capital contributions have been computed for the amounts actually disbursed.

                    o Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

                    o Results for the nine-month period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

          d.   BANK PREMISES AND EQUIPMENT

               Bank premises and equipment have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/ year-end.

          e.   INTANGIBLE ASSETS

               Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. The goodwill value corresponds to the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A.

               Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 60 months. The updated residual value of the assets, taken as a whole, does not exceed their estimated recoverable value at period/year-end.

          f.   TAX ON MINIMUM PRESUMED INCOME

               The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 12 financial statements).

               The Company determines the tax on Minimum presumed income at the statutory rate of 1% of the computable assets at period/ year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

               However, if the tax on Minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

               The Company recognized the tax on Minimum presumed income paid in prior years as a credit, which was computed as a payment on account of fiscal year 2004 income tax.

          g.   SHAREHOLDERS' EQUITY

               g.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.

                    The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made.

                    The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

               g.2. Income and expense accounts

                    The results for each period are presented in the period in which they accrue.

          h.   NOTES TO FINANCIAL STATEMENTS

               The "Cash and due from banks" caption is considered to be cash.

NOTE 2:   CASH AND DUE FROM BANKS

          The breakdown of this caption was the following:

                                                                        09.30.06       12.31.05
                                                                      ------------   ------------
          Cash (Schedule G)                                                     49            581
          Due from banks - Current Accounts (Note 10)                          164             69
                                                                      ------------   ------------
          Total                                                                213            650
                                                                      ============   ============

NOTE 3:   OTHER RECEIVABLES

          The breakdown of this caption was the following:

          Current                                                       09.30.06       12.31.05
                                                                      ------------   ------------
          Tax Credit                                                           132            107
          Promissory notes receivable (Note 10 and Schedule G)              14,278              -
          Sundry debtors                                                         -            448
          Prepaid expenses                                                       9              6
          Other                                                                 91              5
                                                                      ------------   ------------
          Total                                                             14,510            566
                                                                      ============   ============

          Non-Current                                                   09.30.06       12.31.05
                                                                      ------------   ------------
          Tax Credit - Mandatory savings                                         5              5
          Income tax (Note 12)                                                  41         27,310
          Prepaid expenses                                                       -              2
          Sundry Debtors (Note 10 and Schedule G)                            1,332          1,300
                                                                      ------------   ------------
          Total                                                              1,378         28,617
                                                                      ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 4:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

          The breakdown of this caption was the following:

          Current                                                       09.30.06       12.31.05
                                                                      ------------   ------------
          Integrated Pension and Survivors' Benefit System                      20             26
          Health Care Payable                                                    4              4
          Provision for S.A.C and social security contributions
           S.A.C.                                                               29              -
          Provision for bonuses                                                131            500
          Provision for retirement insurance                                   244              -
          Provision for Directors' and syndics' fees                           275            158
                                                                      ------------   ------------
          Total                                                                703            688
                                                                      ============   ============

NOTE 5:   TAX LIABILITIES

          The breakdown of this caption was the following:

          Current                                                       09.30.06       12.31.05
                                                                      ------------   ------------
          Income tax - Withholdings payable                                     29             38
          Added value tax                                                        -             10
          Provision for Income tax (net) (Note 12)                          10,277          5,910
          Provision for Turnover tax (net)                                       6              1
          Provision for tax on personal assets                               3,024          3,669
                                                                      ------------   ------------
          Total                                                             13,336          9,628
                                                                      ============   ============

NOTE 6:   OTHER LIABILITIES

          The breakdown of this caption was the following:

          Current                                                       09.30.06       12.31.05
                                                                      ------------   ------------
          Sundry Creditors (Schedule G)                                         38             38
          Provision for expenses (Note 10 and Schedule G)                    1,380          1,306
          Directors' escrow accounts                                             3              3
                                                                      ------------   ------------
          Total                                                              1,421          1,347
                                                                      ============   ============

          Non-Current                                                    09.30.06       12.31.05
                                                                      -------------  ------------
          Directors' escrow accounts                                              6             6
                                                                      -------------  ------------
          Total                                                                   6             6
                                                                      =============  ============

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 7:   CAPITAL STATUS

          As of September 30, 2006, capital status was the following:

                                                                                                Date of
          Capital stock issued,                   Restated In        Approved by            registration with
          subscribed, paid in and                   constant    -------------------------     the commercial
          recorded                   Face value     currency      Entity           Date      court of record
          ------------------------   ----------   -----------   ------------     --------   -----------------
          Balance as of 12.31.03      1,092,407     2,407,080   Shareholders     05.16.00        08.09.00
                                                                Meeting and      07.24.00
                                                                  Board of          and
                                                                 Directors'      07.26.00
                                                                  Meeting

          Capital increase              149,000       149,000   Shareholders     01.02.04        06.08.04
                                                                Meeting and      04.23.04
                                                                 Board of            and
                                                                Directors'       05.13.04
                                                                  Meeting
          Balance as of 12.31.04      1,241,407     2,556,080        -               -               -
          Absorption of retained              -    (1,036,542)  Shareholders     04.28.05            -
           earnings                                               Meeting
          Balance as of 12.31.05      1,241,407     1,519,538        -               -               -
           Shares in own portfolio
           (Note 14)                     (1,614)       (1,976)       -               -               -
                                     ----------   -----------   ------------     --------   -----------------
          Balance as of 09.30.2006    1,239,793     1,517,562        -               -               -
                                     ==========   ===========   ============     ========   =================

NOTE 8: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

          As of September 30, 2006 the breakdown of receivables, investments, and debts according to their estimated collection or payment terms was the following:


                                                                 Salaries and
                                                    Other       Social Security                            Other
                                  Investments     receivables    contributions      Tax Liabilities     liabilities
                                 -------------   ------------   ----------------   -----------------   ------------
          1st Quarter                  339,334         14,417                 53                  35            580
          2nd Quarter                        -              1                375                   -              -
          3rd Quarter                        -              7                275              13,301              3
          4th Quarter                        -             85                  -                   -            838
          After one year             1,357,096             41                  -                   -              6
                                 -------------   ------------   ----------------   -----------------   ------------
          Subtotal falling due       1,696,430         14,551                703              13,336          1,427
                                 =============   ============   ================   =================   ============
          No set due date                    -          1,337                  -                   -              -
          Past due                           -              -                  -                   -              -
                                 -------------   ------------   ----------------   -----------------   ------------
          Total                      1,696,430         15,888                703              13,336          1,427
                                 =============   ============   ================   =================   ============
          Non-interest bearing       1,362,695          1,610                703              13,336          1,427
          At fixed rate                333,735         14,278                  -                   -              -
                                 -------------   ------------   ----------------   -----------------   ------------
          Total                      1,696,430         15,888                703              13,336          1,427
                                 =============   ============   ================   =================   ============

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   EQUITY INVESTMENTS

          The breakdown of long-term investments was the following:

                                                                    Balance as of 09.30.06
                                          ----------------------------------------------------------------------------------
                                                   Shares                Percentage held in
                                          -----------------------   ---------------------------                       Face
                                                                                      Possible    Principal line   value per
          Issuing Company                   Class        Number     Total Capital      Votes        of business      share
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Banco de Galicia y              Ordinary
          Buenos Aires S.A.               Class "A"           101                                    Financial         0.001
                                          Ordinary                                                  Activities
                                          Class "B"   438,689,121                                                      0.001
                                          ---------   -----------   -------------   -----------
                                          Total       438,689,222       93.604638%    93.604643%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Net Investment S.A.             Ordinary                                                 Financial and
                                          shares           10,500       87.500000%     87.50000%    Investment         0.001
                                                                                                    Activities
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Sudamericana Holding S.A.       Ordinary
                                          Class "A"        31,302                                  Financial and       0.001
                                          Ordinary                                                  Investment
                                          Class "B"        41,735                                   Activities         0.001
                                          ---------   -----------   -------------   -----------
                                          Total            73,037       87.500899%    87.500899%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galicia Warrants S.A.           Ordinary                                                   Dep. Cert
                                          shares          175,000       87.500000%     87.50000%   and Warrants        0.001
                                                                                                      issuing
                                                                                                      company
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galval Agente de Valores S.A.   Ordinary                                                  Custody of
                                          shares       16,874,250      100.000000%   100.000000%    Securities         0.001
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------

                                                                            As of 12.31.05
                                          ----------------------------------------------------------------------------------
                                                   Shares                Percentage held in
                                          -----------------------   ---------------------------                       Face
                                                                                      Possible    Principal line   value per
          Issuing Company                   Class        Number     Total Capital      Votes        of business      share
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Banco de Galicia y              Ordinary
          Buenos Aires S.A.               Class "A"           101                                    Financial         0.001
                                          Ordinary                                                  Activities
                                          Class "B"   438,687,004                                                      0.001
                                          ---------   -----------   -------------   -----------
                                          Total       438,687,105       93.604186%    93.604191%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Net Investment S.A.             Ordinary                                                 Financial and
                                          shares           10,500       87.500000%     87.50000%    Investment         0.001
                                                                                                    Activities
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Sudamericana Holding S.A.       Ordinary
                                          Class "A"        31,302                                  Financial and       0.001
                                          Ordinary                                                  Investment
                                          Class "B"        41,735                                   Activities         0.001
                                          ---------   -----------   -------------   -----------
                                          Total            73,037       87.500899%    87.500899%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galicia Warrants S.A.           Ordinary                                                   Dep. Cert
                                          shares          175,000       87.500000%     87.50000%   and Warrants        0.001
                                                                                                      issuing
                                                                                                      company
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galval Agente de Valores S.A.   Ordinary                                                  Custody of
                                          shares       16,874,250      100.000000%   100.000000%    Securities         0.001
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------

          The financial condition and results of controlled companies were the following:

                                                                         Issuing Company
                                                           ------------------------------------------
                                                            Banco de Galicia y
          Balance sheet as of 09.30.06 (*)                  Buenos Aires S.A.     Net Investment S.A.
          ----------------------------------------------   -------------------    -------------------
          Assets                                                    25,281,930                  1,668
          Liabilities                                               23,909,962                    330
          Shareholders' equity                                       1,371,968                  1,338
          Result for the nine-month period ended 09.30.06              (17,251)                  (683)

          (*) See Note 1.c.2.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   (Continued)

                                                                         Issuing Company
                                                            ----------------------------------------
                                                                                    Galval Agente de
          Balance sheet as of 09.30.06 (*)                  Galicia Warrants S.A.     Valores S.A.
          -----------------------------------------------   ---------------------   ----------------
          Assets                                                            7,754              2,744
          Liabilities                                                       2,636                 29
          Shareholders' equity                                              5,118              2,715
          Result for the nine-month period ended 09.30.06                     785              1,017

          (*) See Note 1.c.2.

                                                            Issuing Company
                                                            ---------------
                                                              Sudamericana
          Financial condition as of 06.30.06 (*)              Holding S.A.
          -----------------------------------------------   --------------
          Assets                                                   119,044
          Liabilities                                               71,477
          Shareholders' equity                                      47,567
          Result for the nine-month period ended 06.30.06            8,531

          (*) See Note 1.c.2.

                                                                         Issuing Company
                                                            -----------------------------------------
          Financial condition as of 12.31.05                 Banco de Galicia y
          and results as of 09.30.05 (*)                      Buenos Aires S.A.   Net Investment S.A.
          -----------------------------------------------   -------------------   -------------------
          Assets                                                     25,456,150                 2,079
          Liabilities                                                24,066,933                    58
          Shareholders' equity                                        1,389,217                 2,021
          Result for the nine-month period ended 09.30.05               177,362                (1,826)

          (*) See Note 1.c.2.

                                                                         Issuing Company
                                                            ----------------------------------------
          Financial condition as of 12.31.05                                        Galval Agente de
          and results as of 09.30.05 (*)                    Galicia Warrants S.A.     Valores S.A.
          -----------------------------------------------   ---------------------   ----------------
          Assets                                                            6,758              1,722
          Liabilities                                                       1,725                 24
          Shareholders' equity                                              5,033              1,698
          Result for the nine-month period ended 09.30.05                     547               (326)

          (*) See Note 1.c.2.

                                                            Issuing Company
                                                            ---------------
          Financial condition as of 12.31.05                  Sudamericana
          and results as of 06.30.05 (*)                      Holding S.A.
          -----------------------------------------------   ---------------
          Assets                                                    110,892
          Liabilities                                                71,843
          Shareholders' equity                                       39,049
          Result for the nine-month period ended 06.30.05            10,473

          (*) See Note 1.c.2.

NOTE 10:  CORPORATIONS SECTION 19550

          The financial statements include the following significant balances of transactions with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          BANCO DE GALICIA Y BUENOS AIRES S.A                        09.30.06   12.31.05
          --------------------------------------------------------   --------   --------
          ASSETS
          Cash and due from banks - Current Accounts (Note 2)             164         68
          Investments - Negotiable obligations (Schedules C and G)    316,761    237,201
          Other receivables - Promissory notes receivable (Note 3
           and Schedule G)                                             14,278          -
                                                                     --------   --------
          Total                                                       331,203    237,269
                                                                     ========   ========

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)

          BANCO DE GALICIA Y BUENOS AIRES S.A.                       09.30.06   12.31.05
          --------------------------------------------------------   --------   --------
          LIABILITIES
          Other liabilities - Provision for expenses (Note 6)             261        189
                                                                     --------   --------
          Total                                                           261        189
                                                                     ========   ========

                                                                     09.30.06   09.30.05
                                                                     --------   --------
          INCOME
          Financial income - Interest on time deposits                      -        507
          Financial income - CER on time deposits                           -         97
          Financial income - Interests on negotiable obligations       21,302     22,968
          Financial income - documented interest receivable               461          -
          Other income and expenses - Bank premises and
           equipment under lease                                          133        125
                                                                     --------   --------
          Total                                                        21,896     23,697
                                                                     ========   ========

          BANCO DE GALICIA Y BUENOS AIRES S.A.                       09.30.06   09.30.05
          ------------------------------------                       --------   --------
          EXPENSES
          Administrative expenses (Schedule H)
            - Service fees                                                  -          7
            - Trademark leasing                                           679        610
            - Bank expenses                                                 6          5
            - General expenses                                             78         66
                                                                     --------   --------
          Total                                                           763        688
                                                                     ========   ========

          GALICIA (CAYMAN) LIMITED                                   09.30.06   09.30.05
          ----------------------------------                         --------   --------
          INCOME
          Financial income - other interests                                -         52
                                                                     --------   --------
          Total                                                             -         52
                                                                     ========   ========

          BANCO GALICIA URUGUAY S.A.                                 09.30.06   12.31.05
          -----------------------------------------------            --------   --------
          ASSETS
          Investments - Special current account (Schedules D
           and G)                                                         714          -
          Investments - Time deposits (Schedules D and G)               3,197      3,765
          Other Receivables - Sundry debtors (Note 3 and
           Schedule G)                                                  1,331      1,299
                                                                     --------   --------
          Total                                                         5,242      5,064
                                                                     ========   ========

                                                                     09.30.06   09.30.05
                                                                     --------   --------
          INCOME
          Financial income - Interest on time deposits                     56          -
          Financial income - Interests on negotiable obligations            -        565
                                                                     --------   --------
          Total                                                            56        565
                                                                     ========   ========
          EXPENSES
          Administrative expenses (Schedule H)
            - Taxes                                                         1         13
                                                                     --------   --------
          Total                                                             1         13
                                                                     ========   ========

          GALVAL AGENTE DE VALORES S.A.                              09.30.06   12.31.05
          ---------------------------------------------------        --------   --------
          LIABILITIES
          Other liabilities - Provision for expenses
           (Note 6 and Schedule G)                                        262          -
                                                                     --------   --------
          Total                                                           262          -
                                                                     ========   ========

                                                                     09.30.06   09.30.05
                                                                     --------   --------
          EXPENSES
          Administrative expenses (Schedule H)
            - Bank expenses                                                 1          -
            - General expenses                                            393          -
                                                                     --------   --------
          Total                                                           394          -
                                                                     ========   ========

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Pursuant to section 70 of the Argentine Corporations Law, the Corporate Bylaws, and CNV Resolution No. 368/2001, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

          On April 27, 2006, the Ordinary and Extraordinary Shareholder's Meeting resolved to restore the amount of $ 29,493 to the Legal Reserve, used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph.

NOTE 12:  INCOME TAX

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

          Deferred tax assets

                                      Specific tax losses    Investments     Other      Total
                                      -------------------    -----------    -------    -------
          Balance as of 12.31.04                       15         17,847          -     17,862
          Charge to income                            (15)         9,319        149      9,453
                                      -------------------    -----------    -------    -------
          Balance as of 12.31.05                        -         27,166        149     27,315
          Charge to income                              -        (27,166)      (103)   (27,269)
                                      -------------------    -----------    -------    -------
          Balances as of 09.30.06                       -              -         46         46
                                      ===================    ===========    =======    =======

          Deferred tax liabilities:

                                      Fixed assets    Investments     Other      Total
                                      ------------    -----------    -------    -------
          Balance as of 12.31.04                13         44,232         38     44,283
          Charge to income                      (8)       (44,232)       (38)   (44,278)
                                      ------------    -----------    -------    -------
          Balance as of 12.31.05                 5              -          -          5
          Charge to income                       -              -          -          -
                                      ------------    -----------    -------    -------
          Balances as of 09.30.06                5              -          -          5
                                      ============    ===========    =======    =======

          As the abovementioned information shows, as of September 30, 2006 the Company's deferred tax assets amounts to $ 41. As of December 31, 2005 it amounted to $ 27,310.

          Accumulated tax losses pending of use at the period end, amount approximately to $ 38,358 and can be compensated with future fiscal-year taxable income, as follows:

          Argentine source tax loss                Issuance year   Amount   Due year
          --------------------------------------   -------------   ------   --------
          Sale of shares specific                           2001       20       2006
          Derived financial instruments specific            2003       43       2008

          Foreign source tax loss                  Issuance year   Amount   Due year
          --------------------------------------   -------------   ------   --------
          Rest                                              2002   38,295       2007

          The Company has not recorded said losses in calculating the deferred tax, for its recovery is not likely at the issuance date of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  (Continued)

          As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the Bank premises and equipment and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to present a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of FACPCE.

          The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amounts to $ 340 and $ 347, as of September 30, 2006 and December 31, 2005, respectively. It fundamentally stems from real estate valuation. Said liability is expected to revert in approximately 46 years, the remaining useful life of real state, being the pertaining amount for each fiscal year of $ 8.

          The assets and liabilities classification by net deferred tax recorded in accordance with its expected reversion term is exposed in Note 8.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                      09.30.06       09.30.05
                                                     ----------     ----------
          Financial statement before tax                116,720         42,545
          Income tax rate in force                           35%            35%
                                                     ----------     ----------
          Result for the period at the tax rate          40,852         14,891
          Permanent differences at the tax rate:
          Increase in income tax
            Expenses not included in affidavit            1,267          5,155
            Results of long-term investments              1,709              -
            Other causes                                    541          2,118
          Decrease in income tax
            Expenses included in affidavit                  (30)           (30)
            Results of long-term investments                  -        (58,705)
            Other causes                                   (954)          (563)
                                                     ----------     ----------
          Recorded total income tax charge - loss        43,385        (37,134)
                                                     ==========     ==========

          The following table shows the reconciliation of tax charged to results to tax determined of the period for tax purposes:

                                                      09.30.06      09.30.05
                                                     ----------    ----------
          Total recorded income tax charge               43,385       (37,134)
          Temporary differences
          Assets increase due to deferred tax
          - Investments                                 (27,166)            -
          - Other                                          (103)            -
          Liabilities decrease due to deferred tax
          - Investments                                       -        56,421
          - Fixed assets                                      -             6
          - Other                                             -            38
                                                     ----------    ----------
          Tax total for tax purposes                     16,116        19,331
                                                     ==========    ==========

          Breakdown of net income tax provision:

                                                      09.30.06      12.31.05
                                                     ----------    ----------
          Tax total for tax purposes                     16,116        21,348
          Tax Credit                                     (5,839)      (15,438)
                                                     ----------    ----------
          Income tax provision (net) (Note 5)            10,277         5,910
                                                     ==========    ==========

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 13:  INCOME PER SHARE

          Below is a breakdown of the Income per share as of September 30, 2006 and 2005:

                                                            09.30.06    09.30.05
                                                           ---------   ---------
          Income for the period                               73,335      79,679
          Outstanding ordinary shares weighted average 1,240,857 1,169,363 Adjustment derived from preferred share issue
           convertible into Class "B" ordinary shares              -      72,044
          Diluted ordinary shares weighted average         1,240,857   1,241,407
          Earning per ordinary share:
          - Basic                                             0.0591      0.0681
          - Diluted                                           0.0591      0.0642

NOTE 14:  SHARES IN OWN PORTFOLIO

          In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A. as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

          Given the fact that upon maturity of the Galicia 2005 Trust, which occurred on last May 31, there were no appointed beneficiaries, it was decided to liquidate the trust and to revert all trust assets to the trustee; which were 155,335 ADR for a face value of $ 10 per ADR and 60,925 Class "B" shares for a face value of $ 1 per share of Grupo Financiero Galicia S.A. The incorporation value of the shares added to Banco de Galicia y Buenos Aires S.A.'s equity was the quotation value thereof as of the date of liquidation, which amounted to $ 2,865.

          Pursuant to Technical Resolution No. 21 of the F.A.C.P.C.E., the Company registered shares owned by Banco de Galicia y Buenos Aires S.A. as shares in own portfolio, thus recording a reduction of the Company's Shareholders' equity. The deadline for the disposal of said shares is one year as from the addition thereof to the Company's equity.

          Said shares were sold during October 2006.

NOTE 15:  SUBSEQUENT EVENTS

          The Shareholders' Ordinary Meeting was held on October 11, 2006, which decided that Grupo Financiero Galicia S.A., in the Banco de Galicia y Buenos Aires S.A. Shareholders Meeting called upon for that same day, voted for the approval of the proposals submitted by the Bank's Board of Directors in regard to a capital increase and stock issuance (See
          Note 23 to the Consolidated Financial Statements - section Banco de Galicia y Buenos Aires S.A. subsection a)).

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE A


                                A                                     Balance
                            beginning                                at fiscal
Principal account            of year     Increases    Withdrawals     year end
------------------------    ---------    ---------    -----------    ---------
Real State                      3,258            -              -        3,258
Furniture and facilities          212            -              -          212
Hardware and software             597           37              -          634
                            ---------    ---------    -----------    ---------
Total as of 09.30.06            4,067           37              -        4,104
                            ---------    ---------    -----------    ---------
Total as of 12.31.05            4,050           17              -        4,067
                            =========    =========    ===========    =========
                                                 Amortizations
                            -----------------------------------------------------------               Net book
                             Accumulated                  For the period    Accumulated               value for
                            at beginning                  ---------------    at fiscal    Net book    previous
Principal account              of year      Withdrawals   Rate %   Amount    year end       value    fiscal year
------------------------    ------------    -----------   ------   ------   -----------   --------   -----------
Real State                           252              -        2       46           298      2,960         3,006
Furniture and facilities             204              -       20        3           207          5             8
Hardware and software                526              -       20       27           553         81            71
                            ------------    -----------   ------   ------   -----------   --------   -----------
Total as of 09.30.06                 982              -                76         1,058      3,046         3,085
                            ------------    -----------   ------   ------   -----------   --------   -----------
Total as of 12.31.05                 767              -               215           982      3,085         3,283
                            ============    ===========   ======   ======   ===========   ========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                INTANGIBLE ASSETS
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE B


                                A                                     Balance
                            beginning                                at fiscal
Principal account            of year     Increases    Withdrawals     year end
------------------------    ---------    ---------    -----------    ---------
Goodwill                       20,064            -              -       20,064
Total as of 09.30.06           20,064            -              -       20,064
Total as of 12.31.05           20,064            -              -       20,064
                                                   Amortizations
                            -----------------------------------------------------------                              Net book
                             Accumulated                   For the period   Accumulated     Valuation                value for
                            at beginning                  ---------------    at fiscal      allowance     Net book    previous
Principal account              of year      Withdrawals   Rate %   Amount    year end      (Schedule E)    value    fiscal year
------------------------    ------------    -----------   ------   ------   -----------    ------------   --------  -----------
Goodwill                          18,740              -       20    1,324        20,064               -          -          684
Totals as of 09.30.06             18,740              -             1,324        20,064               -          -          684
Totals as of 12.31.05             14,881              -             3,859        18,740             640        684        3,745

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
              INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES
                      EQUITY INVESTMENTS IN OTHER COMPANIES
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE C

Issuance and                                                                                      Equity  Residual value  Book value
characteristics of the                             Face                Acquisition    Closing     method      as of         as of
securities                          Class         value     Number         cost        price       value    09.30.06       12.31.05
--------------------------   ------------------   -----  -----------   -----------   ---------   --------- -------------  ----------
Current investments
 Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                               294,997     316,761           -      316,761            -
                                                                       -----------   ---------   ---------   ----------   ----------
Total                                                                      294,997     316,761           -      316,761            -
                                                                       ===========   =========   =========   ==========   ==========
Non-current investments
Corporations Section 33 of
 Law No.19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos
 Aires S.A.                  Ordinary Class "A"   0.001          101
                             Ordinary Class "B"   0.001  438,689,121
                                                         438,689,222     2,571,573   1,535,412   1,303,841    1,303,841    1,316,602
Galicia Warrants S.A.         Ordinary shares     0.001      175,000        11,829           -       4,488        4,488        4,414
Galval Agente de Valores
 S.A.                         Ordinary shares     0.001   16,874,250         1,867           -       2,715        2,715        1,698
Net Investment S.A.           Ordinary shares     0.001       10,500        22,484           -       1,171        1,171        1,769
Sudamericana Holding S.A.    Ordinary Class "A"   0.001       31,302
                             Ordinary Class "B"   0.001       41,735
                                                              73,037        42,918           -      41,689       41,689       34,236
                                                                       -----------   ---------   ---------   ----------   ----------
Subtotal                                                                 2,650,671   1,535,412   1,353,904    1,353,904    1,358,719
                                                                       -----------   ---------   ---------   ----------   ----------
Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                                     -           -           -            -      237,201
                                                                       -----------   ---------   ---------   ----------   ----------
Subtotal                                                                         -           -           -            -      237,201
                                                                       -----------   ---------   ---------   ----------   ----------
Total                                                                    2,650,671   1,535,412   1,353,904    1,353,904    1,595,920
                                                                       ===========   =========   =========   ==========   ==========
                                                       INFORMATION ON THE ISSUING COMPANIES
                             ---------------------------------------------------------------------------------------
                                                      Latest financial statements (Note 9).
                             ---------------------------------------------------------------------------------------
Issuance and                                                                 Net                        % of equity
characteristics of the        Principal line of                Capital     income/     Shareholders'    held in the
securities                         business           Date      Stock       (loss)         equity      capital stock
---------------------------  --------------------   --------   -------   -----------   -------------   -------------
Current investments
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)

Total

Non-current investments
Corporations Section 33 of
 Law No.19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos
 Aires S.A.                  Financial Activities
                                Dep. Cert and
                               Warrants issuing     09.30.06   468,662   (17,251)(2)       1,371,968       93.604638%
Galicia Warrants S.A.         company Custody of    09.30.06       200        785(2)           5,118       87.500000%
Galval Agente de Valores      Securities Financial
 S.A.                            and Investment     09.30.06   1,978(1)     1,017(2)           2,715      100.000000%
Net Investment S.A.          Activities Financial   09.30.06        12      (683)(2)           1,338       87.500000%
Sudamericana Holding S.A.        and Investment
                                  Activities
                                                    06.30.06        83      9,309(3)          47,567       87.500899%

Subtotal

Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)

Subtotal

Total


(*) Include accrued interest.
(1) Equivalent to 16,874 thousand Uruguayan pesos.
(2) For the nine-month period ended 09.30.06.
(3) For the fiscal year ended 06.30.06.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                OTHER INVESTMENTS
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE D

                                                            Residual value    Book value as of
Principal account and characteristics                       as of 09.30.06        12.31.05
--------------------------------------------------------   ----------------   ----------------
Current investments (*)
Special current account deposits (Notes 8 and 10 and Schedule G)        742                 16
Mutual Funds (Note 8 and Schedule G)                                  8,791              1,636
Time deposits (Notes 8 and 10 and Schedule G)                        13,040              4,090
Financial Trusts                                                          -                 64
                                                           ----------------   ----------------
Total                                                                22,573              5,806
                                                           ================   ================
Non-current investments (*)
Time deposits (Notes 8 and 10 and Schedule G)                         3,192              3,117
                                                           ----------------   ----------------
Total                                                                 3,192              3,117
                                                           ================   ================

(*) Include accrued interests, if suitable.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                            ALLOWANCES AND PROVISIONS
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE E

                                                        A beginning                               Balance at
Captions                                                  of year     Increases   Decreases    fiscal year end
----------------------------------------------------   ------------   ---------   ---------    ---------------
Allowances:
Valuation allowance - Intangible assets (Schedule B)            640           -        (640)                 -
Total as of 09.30.06                                            640           -        (640)                 -
Total as of 12.31.05                                          2,023         183      (1,566)               640

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE G

                                                                      Amount in                               Amount in
                                                                      Argentine                               Argentine
                                Amount and type of                   currency as     Amount and type of      currency as
Captions                         foreign currency     Quotation      of 09.30.06      foreign currency      of 12.31.05
----------------------------   --------------------   ----------   --------------   --------------------   --------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                           US$            12.85        3.064               39   US$           191.00              571
Investments
Special current account        US$           242.28        3.064              742   US$             5.31               16
Mutual Funds                   US$         2,313.10        3.064            7,087   US$                -                -
Time deposits                  US$         4,255.92        3.064           13,040   US$         1,367.00            4,090
Negotiable obligations         US$       103,381.56        3.064           316,761  US$                -                -
Other receivables
Promissory notes receivable    US$         4,659.83        3.064           14,278   US$                -                -
                                                                   --------------                          --------------
Total Current Assets                                                      351,947                                   4,677
                                                                   --------------                          --------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                 US$           434.31        3.064            1,331   US$           434.31            1,299
Investments
Time deposits                  US$         1,041.62        3.064            3,192   US$         1,041.62            3,117
Negotiable obligations         US$                -        3.064                -   US$        79,278.57          237,201
Long-term equity investments   US$           885.97        3.064            2,715   US$           567.39            1,698
                                                                   --------------                          --------------
Total Non-Current Assets                                                    7,238                                 243,315
                                                                   --------------                          --------------
Total Assets                                                              359,185                                 247,992
                                                                   ==============                          ==============
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors               US$             6.69        3.104               21   US$             7.30               22
Provision for expenses         US$           237.65        3.104              738   US$           227.40              689
                                                                   --------------                          --------------
Total Current Liabilities                                                     759                                     711
                                                                   --------------                          --------------
Total Liabilities                                                             759                                     711
                                                                   ==============                          ==============

                         GRUPO FINANCIERO GALICIA S.A.,
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
       INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550
                  For the nine months ended September 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                             Total as of   Administrative   Total as of
Captions                                       09.30.06       Expenses        09.30.05
------------------------------------------   -----------   --------------   -----------
Salaries and social security contributions         1,112            1,112           771
Bonuses                                                4                4           309
Services to the staff                                 31               31            26
Retirement insurance                                 319              319           314
Training expenses                                     36               36            33
Entertainment, travel, and per diem                   72               72           159
Directors' and syndics' fees                         516              516           454
Fees for services (*)                              1,470            1,470         2,345
Fixed asset depreciation                              76               76           165
Amortization of intangible assets                  1,324            1,324         3,010
Leasing of brand (*)                                  43               43            39
Stationery and office supplies                        20               20            18
Condominium Expenses                                  19               19            24
Electricity and communications                        63               63            57
Taxes, rates and contributions                     3,531            3,531         3,316
Insurance                                            300              300           330
Vehicle expenses                                       3                3             -
Bank charges (*)                                      10               10            12
General expenses (*)                                 487              487           569
                                             -----------   --------------   -----------
Total                                              9,436            9,436        11,951
                                             ===========   ==============   ===========

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law No. 19550). See Note 10 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
    INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS
               For the nine-month period commenced January 1, 2006
             to September 30, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH

          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT SHALL BE PRESENTED IN FUTURE PERIODS.

          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

          a)   Receivables: See Note 8 to the financial statements.

          b)   Debts: See Note 8 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          a) Receivables: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

          b) Debts: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19550

          See Note 9 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

          As of September 30, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES

          As of September 30, 2006 and December 31, 2005, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES

          See Notes 1.c., 1.d. and 1.e. to the financial statements.

NOTE 9:   BANK PREMISES AND EQUIPMENT

          See Schedule A to the financial statements.

          a)   Technically Appraised Fixed Assets:
               As of September 30, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
    INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS
                                   (Continued)
                     (figures stated in thousands of pesos)

          b)   Obsolete Fixed Assets:
               As of September 30, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

NOTE 10:  EQUITY INVESTMENTS

          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES

          As of September 30, 2006 and December 31, 2005, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:  INSURANCE

          As of September 30, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                       Book Value  Book Value
                                                              Insured     as of       as of
          Insured assets             Risks covered             amount   09.30.06    12.31.05
          --------------  ----------------------------------  -------  ----------  ----------
          Office Assets   Fire, thunderbolt, and/or explosion     200           5          79

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity: See Schedule E to the financial statements.

          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of September 30, 2006 and December 31, 2005 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          a) Status of capitalization arrangements: As of September 30, 2006 and December 31, 2005, there were no irrevocable contributions towards future share subscriptions.

          b) Cumulative unpaid dividends on preferred shares. As of September 30, 2006 and December 31, 2005, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

          See Note 11 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
        SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS
               For the nine-month period commenced January 1, 2006
             to September 30, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS:

          a)   Receivables:
                    1)   See Note 8 to the financial statements.
                    2)   See Notes 3 and 8 to the financial statements.
                    3) As of September 30, 2006 and December 31, 2005, the Company had not set up any allowances or provisions.

          b)   Inventories:
                    As of September 30, 2006 and December 31, 2005, the Company did not have any inventories.

B. NON-CURRENT ASSETS:

          a)   Receivables:
                    As of September 30, 2006 and December 31, 2005, the Company had not set up any allowances or provisions.

          b)   Inventories:
                    As of September 30, 2006 and December 31, 2005, the Company did not have any inventories.

          c)   Investments:
                    See Note 9 and Schedule C to the financial statements.

          d)   Fixed assets:
                    1) As of September 30, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.
                    2) As of September 30, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

          e)   Intangible assets:
                    1) See Note 1.e. and Schedules B and E to the financial statements.
                    2) As of September 30, 2006 and December 31, 2005, there were no deferred charges.

C. CURRENT LIABILITIES:

          a)   Debts:
                    1)   See Note 8 to the financial statements.
                    2)   See Notes 4, 5, 6 and 8 to the financial statements.

D. ALLOWANCES AND PROVISIONS

          See Schedule E to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
  SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (Continued)
                     (figures stated in thousands of pesos)

E. FOREIGN CURRENCY ASSETS AND LIABILITIES:

          See Note 1.b. and Schedule G to the financial statements.

F. SHAREHOLDERS' EQUITY:

          1) As of September 30, 2006 and December 31, 2005, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
          2) As of September 30, 2006 and December 31, 2005, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

          1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
          2)   See Notes 8 and 10 to the financial statements.
          3) As of September 30, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
          4)   See Notes 8 and 10 to the financial statements.
          5) As of September 30, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                       Book Value  Book Value
                                                              Insured     as of       as of
          Insured assets             Risks covered             amount   09.30.06    12.31.05
          --------------  ----------------------------------  -------  ----------  ----------
          Office Assets   Fire, thunderbolt, and/or explosion     200           5          79

          6) As of September 30, 2006 and December 31, 2005, there were no contingencies highly likely to occur which have not been given accounting recognition.

          7) As of September 30, 2006 and December 31, 2005, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, November 9, 2006

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2006 AND 2005
                     (figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the nine months ended September 30, 2006 reported by the Company amounts to $ 73,335. This result has mainly resulted from the sale of Subordinated negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. due in 2019 and the subsequent purchase of negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. due on 2014, due to the increase of the latter, which were valued at market price and from the valuation of its equity investment in Banco de Galicia y Buenos Aires S.A. as shown in its Income Statement.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that was used to absorb negative retained earnings of the fiscal year ended December 31, 2004, according to what was settled on April 28, 2005, by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

The Shareholders' Ordinary Meeting was held on October 11, 2006, which decided that Grupo Financiero Galicia S.A., in the Banco de Galicia y Buenos Aires S.A. Shareholders' Meeting called upon for that same day, voted for the approval of the proposals submitted by the Bank's Board of Directors in regard to a capital increase and stock issuance (See Note 23 to the Consolidated Financial Statements - section Banco de Galicia y Buenos Aires S.A. subsection a)).

Regarding Banco Galicia Uruguay S.A., in June 2005, Grupo Financiero Galicia S.A., in order to strengthen the financial condition of its subsidiaries, waived the right to collect the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

KEY BALANCE SHEET FIGURES

                           09.30.06     09.30.05     09.30.04     09.30.03     09.30.02
                          ----------   ----------   ----------   ----------   ----------
Assets
Current assets               354,057       17,682       31,543       27,954       38,142
Non-current assets         1,361,520    1,598,227    1,579,525    1,529,076    2,028,606
                          ----------   ----------   ----------   ----------   ----------
Total Assets               1,715,577    1,615,909    1,611,068    1,557,030    2,066,748
                          ==========   ==========   ==========   ==========   ==========
Liabilities
Current liabilities           15,460       16,686        4,853          395        2,200
Non-current liabilities            6            6       51,016       43,426       39,759
                          ----------   ----------   ----------   ----------   ----------
Total Liabilities             15,466       16,692       55,869       43,821       41,959
                          ----------   ----------   ----------   ----------   ----------
Shareholders' equity       1,700,111    1,599,217    1,555,199    1,513,209    2,024,789
                          ----------   ----------   ----------   ----------   ----------
Total                      1,715,577    1,615,909    1,611,068    1,557,030    2,066,748
                          ==========   ==========   ==========   ==========   ==========

KEY INCOME STATEMENT FIGURES

                               09.30.06        09.30.05        09.30.04        09.30.03       09.30.02
                             ------------    ------------    ------------    ------------    ------------
Ordinary operating result           5,126         177,314         (75,176)       (110,762)     (1,093,054)
Financial results                 109,977          (1,149)          9,855         (22,918)         60,993
Other income and expenses           1,617        (133,620)            604           6,244         (44,437)
                             ------------    ------------    ------------    ------------    ------------
Ordinary net (loss)/income        116,720          42,545         (64,717)       (127,436)     (1,076,498)
Income tax                        (43,385)         37,134          (9,493)            -            (2,176)
                             ------------    ------------    ------------    ------------    ------------
Net income/(loss)                  73,335          79,679         (74,210)       (127,436)     (1,078,674)
                             ============    ============    ============    ============    ============

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2006 AND 2005
                     (figures stated in thousands of pesos)

RATIOS

                            09.30.06      09.30.05       09.30.04       09.30.03        09.30.02
                          ------------   ------------   ------------   ------------   ------------
Liquidity                    22.901488       1.059691       6.499691      70.769620      17.337273
Credit standing             109.925708      95.807393      27.836528      34.531594      48.256369
Capital assets                0.793622       0.989058       0.980421       0.982047       0.981545

The individual financial statements have been considered to disclose the key Balance Sheet figures and key income statement figures, as the consolidated financial statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of September 30, 2002 have been restated to constant currency of February 28, 2003.

EQUITY INVESTMENTS IN OTHER COMPANIES

          o    Banco de Galicia y Buenos Aires S.A.

          See the abovementioned Note 16 to the consolidated financial statements.

          o    Net Investment S.A.

          Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

          Net Investment S.A. took part in BtoB business activities carried out by Tradecom International N.V., through its subsidiaries Tradecom Brasil S.A. and Tradecom Argentina S.A., directly and indirectly, through its subsidiary Net Investment B.V. The rest of the shareholders of Grupo Tradecom were Banco de Galicia y Buenos Aires S.A., Unibanco from Brazil, and Portugal Telecom.

          In addition, and as a result, among other factors, of the fact that the business volume expected at the beginning of the fiscal year 2005 had not been reached, the parties negotiated a new agreement. One of the terms thereof was that Tradecom Brasil S.A.'s operations related to payment and financing services were to be absorbed by Unibanco, and the remaining clients of Tradecom Brasil S.A. and all clients in Argentina were to be serviced by Tradecom Argentina S.A.

          On April 19, 2006, the shareholders of Grupo Tradecom signed the share purchase agreements that sealed the abovementioned negotiations and through which all Tradecom Brasil S.A. and Tradecom International N.V.' shares were transferred to Unibanco de Brasil. Also, in accordance with what was earlier agreed between Grupo Financiero Galicia S.A., Banco Galicia y Buenos Aires S.A. and Net Investment S.A., pursuant to the Argentine Central Bank's regulations regarding the interest limits financial institutions must abide by, Tradecom Argentina S.A.'s block of shares was recorded as property of Net Investment S.A. The enforcement of said agreements did not cause significant economic effects.

          In turn, Tradecom Argentina S.A., during 2006, continued its business policy, focused on the improvement of the tools used by its customers, such as the "Current Account Display and Suppliers' Portal". The Company also developed new products such as "invoice pre input", the "withholding certificates module", and the "delivery activation service".

          Additionally, Tradecom Argentina S.A. constantly studies and develops products in order to meet its customers' needs, through the creation of tools that make faster and simpler administrative processes and circuits, thus generating new opportunities and business deals.

          During this period Tradecom Argentina S.A.' sales underwent a substantial increase in comparison to the whole fiscal year 2005, due to the incorporation of important customers from Brazil, which were formerly serviced by Tradecom Brasil S.A.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2006 AND 2005
                     (figures stated in thousands of pesos)

          During the fiscal year ended December 31, 2005 and the first nine months of 2006, B2Agro S.A. has not undertaken business activities.

          In July 2006, the Board of Directors of Net Investment S.A. together with the Board of Directors of its controlled companies, B2Agro S.A. and Tradecom Argentina S.A, decided to merge the companies in order to reduce administrative and managing costs, which will improve as a result of the legal unification.

          On August 14, the Extraordinary Shareholders' Meetings of the abovementioned companies approved the pre merger commitment required by Section. 83(degree)of the Law on Corporations. Subsequently, they approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A., being Net Investment S.A. the merged company that shall purchase the whole of B2Agro S.A. and Tradecom Argentina S.A. equity and these two Companies shall dissolve without liquidation.

          o    Sudamericana Holding S.A.

          Sudamericana Holding S.A. is a group of insurance companies providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. in this company is 12.50%.

          The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

          The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. during the January-September 2006 period amounted to $ 39,208. As of September 30, 2006, these companies had approximately two million insured in all their lines of business.

          From a commercial standpoint, within a more favorable context, the company's business keeps the objective of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

          As a result of these efforts, the volume of premiums for the nine-month period of this year was 46% higher than in the previous fiscal year, with significant progress having been made in the sales of policies through banking channels

          o    Galicia Warrants S.A.

          Galicia Warrants S.A. was founded in 1993 and its main objective was to issue of Deposit Certificates and Warrants in accordance with Law No. 9643, which governs this business. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50 %, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

          In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has one office in the city of Tucuman and another in the city of San Salvador, Entre Rios province, which are used to expand its presence in other sectors of the country and to better serve the different markets.

          As of September 30, 2006, Galicia Warrants S.A. ended with total income of $ 5,033. With a net result of income tax for $786.

          Deposit certificates and warrants issued on third parties' goods as of September 30, 2006 amounts to $ 111,370. These certificates and warrants correspond to a wide variety of products which are centered in the country's productive poles.

          The Shareholders' Meeting held on April 26, 2006, resolved to allocate cash dividends for the amount of $ 700, which were made available on May 2, 2006.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2006 AND 2005
                     (figures stated in thousands of pesos)

          Expectations for the rest of the year are promising as regards the activities volume from headquarters as well as the Argentine North Western Region and therefore, we expect a sustained growth trend, which will allow us to be adequately positioned for the launching of the agricultural campaign next year.

          o    Galval Agente de Valores S.A.

          Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides securities agent services in Uruguay.

          On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Stock Market Registry.

          During fiscal year 2005, Grupo Financiero Galicia S.A., owner of 100% of the capital stock of Galval Agente de Valores S.A., has made contributions in the amount of US$ 650 thousand.

          As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of September 30, 2006 holds securities in custody for US$ 138,742 thousand, of which US$ 101,728 thousand correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

          As of the end of the period, Galval Agente de Valores S.A. has collected income for US$ 534 thousand, with recorded net income of US$ 319 thousand.

          We believe that, at the end of fiscal year 2006, the total number of opened accounts and the balance of the deposits held in custody shall experience a substantial increase and that income from services in connection with commissions from custody maintenance and securities trading operations shall increase to the same extent.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, November 9, 2006

                                                Free translation of an original
                                                version written and expressed in
                                                Spanish

                       REPORT OF THE SUPERVISORY COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2006, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the nine months then ended, as well as supplementary Notes 1 to 15, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the nine months ended September 30, 2006, with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on November 9, 2006, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. That report was issued with observations, as detailed in items 4 and 5 of that report, to which we refer. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2006 contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that in performance of the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550 which we deemed necessary according to the circumstances.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. has agreed with the Argentine Central Bank on a plan to adjust to the regulations for the reduction of said exposure.

4. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

5. Based on our review, with the scope mentioned in paragraph 2. above, we report that the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2006 and its consolidated financial statements at that date, detailed in item 1, prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, except as mentioned in item
     4. above, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in item 4 of the limited review report issued by the external auditors on this date, as mentioned in paragraph 2 above. In performance of the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine months ended September 30, 2006, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, November 9, 2006

                                             Free  translation  of  an  original
                                             version  written and  expressed  in
                                             Spanish

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2006, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the nine-month periods ended September 30, 2006 and 2005, as well as supplementary Notes 1 to 15 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2006, and the consolidated income statements and consolidated statements of cash flows for the nine-month periods ended September 30, 2006 and 2005, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. has greed with the Argentine Central Bank a plan to adjust to the regulations submitted in order to reduce such exposure.

4. As of the date of this report, the final settlement process of the compensation to Banco de Galicia y Buenos Aires S.A. for damages derived from government provisions, as detailed in Note 16.3 to the consolidated financial statements has not yet been concluded. The effect the abovementioned process may have on the Company's financial condition, should it be settled in a manner different from that projected by the Company, cannot be estimated.

5. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

6. Our reports dated February 14, 2006 and November 8, 2005 on the Company's financial statements and consolidated financial statements as of December 31, 2005 y September 30, 2005, respectively, presented for comparison purposes included qualifications regarding the uncertainty indicated in item 4. of this report. Also, said report included: (a) the significant exposure to the public sector of the companies controlled by Grupo Financiero Galicia S.A. in the case of Banco de Galicia y Buenos Aires S.A., and as from January 1, 2006, exceeds that permitted by Argentine Central Bank regulations, which was solved due to the approval by the Argentine Central Bank of a plan to adjust to the regulations submitted by the Bank; and (b) uncertainties relating to the process of settlement of the arrangement with the creditors of Banco Galicia Uruguay S.A. and Galicia Cayman Ltd, which have had a favorable evolution as of the date of this report. That report also included certain departures from professional accounting standards for the reasons indicated in item 5 above.

7. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 mentioned in item 6 of this report, we state that:

     a) The financial statements of Grupo Financiero Galicia S.A. as of September 30, 2006 and 2005 and its consolidated financial statements at those dates, detailed in item 1. above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than that mentioned in item 4. above.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems financial statements of Grupo Financiero Galicia S.A. as of December 31, 2005.

8.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions base on which they were authorized by the National Securities Commission.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of September 30, 2006 and 2005, about which, insofar as concerns our field of competence, we have no significant observations to make. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of September 30, 2006, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records accrued amounted to $ 19,820.33, which was not yet due at that date.

Autonomous City of Buenos Aires, November 9, 2006